                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of February, 2004

                        International Uranium Corporation
                 (Translation of registrant's name into English)

    Independence Plaza, Suite 950, 1050 Seventeenth Street, Denver, CO 80265
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F   X                    Form 40-F
                          -------                           -------


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes                               No   X
                          -------                           ------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________________.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               International Uranium Corporation
                                                          (Registrant)

Date: February 17, 2004                        By:  /s/  Ron F. Hochstein
                                                    ---------------------
                                               Ron F. Hochstein, President

                                  EXHIBIT INDEX


Exhibit Number                Description
--------------                -----------
      1                       Press Release dated February 5, 2004
      2                       Notice of Annual Meeting of Shareholders
      3                       Management Proxy Circular
      4                       Proxy and Notes
      5                       Request for Financial Statements
      6                       2003 Annual Report

                                                                       Exhibit 1

                                               INTERNATIONAL URANIUM CORPORATION

CONTACT: SOPHIA SHANE          2101, 885 WEST GEORGIA STREET
Corporate Development          Vancouver, British Columbia
Tel: (604)  689-7842           Canada  V6C 3E8
Fax: (604)  689-4250           www.intluranium.com


PRESS RELEASE


TOP URANIUM INDUSTRY EXPERTS JOIN IUC
ADVISORY COMMITTEE

FEBRUARY 5, 2004 (IUC - TSX)... INTERNATIONAL URANIUM CORPORATION (the "Company" or "IUC") is pleased to announce the formation of a uranium advisory committee comprised of leading uranium and mining experts. The committee's mandate is to assist and advise IUC on its various exploration programs underway in the Athabasca Basin and on the acquisition of prospective uranium exploration properties with a focus primarily in Canada, as well as to advise on the development of the Company's existing large uranium resources in Mongolia and the U.S.

Heading the committee is Dr. Klaus Lehnert-Thiel, P.Eng., P.Geo., an exploration geoscientist with over 30 years of progressive operations and management experience on uranium, gold, diamond and base metals projects predominantly in Canada. Considered an expert in the uranium field, Dr. Lehnert-Thiel began his work in the Athabasca Basin of northern Saskatchewan in the late 1960's where he was in charge of large exploration crews conducting integrated exploration programs during the uranium exploration boom in the area following the discovery of the Rabbit Lake mine. In the early 1970's, Dr. Lehnert-Thiel joined Uranerz Exploration and Mining Limited and was part of the Key Lake discovery team (the Key Lake mine produced over 200 million pounds of U3O8 during its mine life). Dr. Lehnert-Thiel was also responsible for the start up of a number of new projects, one of which led to the discovery of the Maurice Bay uranium deposit in 1977. At Uranerz, Dr. Lehnert-Thiel headed the exploration development operations at the Key Lake and Maurice Bay deposits, supervising a technical staff of 60 geologists and other professionals and was subsequently responsible for all exploration activities in Canada. Since 1993, Dr. Lehnert-Thiel has had a successful consulting practice to junior and senior North American mining companies, predominantly uranium and gold exploration in Saskatchewan.

Mr. Ron Netolitzky, B.Sc., M.Sc., another key member of the advisory committee, brings years of successful exploration experience and technical expertise. Mr. Netolitzky is most notable for his role on the team responsible for the discovery of Eskay Creek, one of Canada's highest grade and most profitable gold mines as well as the discovery and development of the Snip gold mine. However, prior to his gold exploration activities, Mr. Netolitzky was involved in the acquisition and exploration of uranium prospects since the mid 1960's. This activity was primarily focused in Saskatchewan and the Thelon-Dubawnt region of the Northwest Territories (now Nunavut). In addition to developing uranium exploration targets for numerous clients, Mr. Netolitzky, through the company he founded, Taiga Consultants, pioneered regional compilation studies of the Athabasca Basin in Saskatchewan and the Thelon Basin in Nunavut for multiple clients.

Mr. Richard Bailes, B.Sc., M.Sc., the third member of the team, has over 30 years experience in the mining industry. Mr. Bailes has a solid background in the evaluation and development of mineral projects and has published a number of papers on economic geology. Mr. Bailes is currently President of Canadian Gold Hunter Corp. Prior to joining Gold Hunter, Mr. Bailes was Exploration Manager at Abermin Corporation and a geologist with Kennco Exploration Ltd. and Amax Exploration Inc.

The President of International Uranium Corporation, Mr. Ron Hochstein, commented: "We are very pleased to have such an expert and well-respected panel as our advisory committee, which will assist IUC in developing its projects and its building of a portfolio of top uranium assets."

IUC is engaged in uranium exploration and production. It holds significant uranium deposits in Mongolia and in the U.S. including a fully permitted 2,000 ton per day uranium mill near Blanding, Utah (one of only two operating uranium mills in the U.S.), as well as uranium exploration properties in the Athabasca Region in Canada. The Company also processes and recycles uranium-bearing waste materials as an environmentally superior alternative to direct disposal.

Statements contained in this news release which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium; the impact of the sales volume of uranium; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks. Although IUC believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. IUC disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.


ON BEHALF OF THE BOARD

Ron F. Hochstein
President

                                                                       Exhibit 2

INTERNATIONAL URANIUM CORPORATION
(INCORPORATED UNDER THE LAWS OF ONTARIO)


                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting (the "Meeting") of the shareholders of INTERNATIONAL URANIUM CORPORATION (the "Corporation") will be held at the Vancouver offices of the Corporation at Suite 2101, 885 West Georgia Street, Vancouver, British Columbia, on Tuesday, March 23, 2004 at the hour of 10:00 a.m. (Vancouver time) for the following purposes:

1. to receive the consolidated financial statements of the Corporation for the year ended September 30, 2003 together with the report of the auditors thereon.

2. to appoint auditors to hold office until the next annual meeting, at a remuneration to be fixed by the board of directors of the Corporation;

3. to elect directors to hold office until the next annual meeting of the Corporation;

4. to consider amendments to or variations of any matter identified in this Notice of Meeting; and

5. to transact such further and other business as may properly come before the Meeting or any and all adjournments thereof.

Accompanying this Notice of Meeting are: (i) a copy of the 2003 Annual Report, inclusive of the consolidated financial statements of the Corporation for the year ended September 30, 2003; (ii) a Management Proxy Circular (the "Circular"); (iii) an Instrument of Proxy and Notes thereto; and (iv) a reply card for use by shareholders who wish to receive the Corporation's interim financial statements. Reference is made to the Circular for details of the matters to be considered at the Meeting.

If you are a registered shareholder of the Corporation and are unable to attend the Meeting in person, please complete, sign, date and return the enclosed form of Proxy either in the addressed envelope enclosed to Proxy Department, Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or by fax to 1-866-249-7775. Proxies must be received not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or any adjournment thereof.

If you are a non-registered shareholder of the Corporation and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. IF YOU ARE A NON-REGISTERED SHAREHOLDER AND DO NOT COMPLETE AND RETURN THE MATERIALS IN ACCORDANCE WITH SUCH INSTRUCTIONS, YOU MAY LOSE THE RIGHT TO VOTE AT THE MEETING, EITHER IN PERSON OR BY PROXY.

If you have any questions about the procedures required to qualify to vote at the Meeting or about obtaining, completing and depositing the required form of Proxy, you should contact Computershare Trust Company of Canada by telephone (toll free) at 1-800-663-9097 or by e-mail at caregistryinfo@computershare.com.

BY ORDER OF THE BOARD



(signed) David C. Frydenlund,
Corporate Secretary

Denver, Colorado
February 12, 2004


                        INTERNATIONAL URANIUM CORPORATION
                          2101-885 West Georgia Street
                             Vancouver, B.C. V6C 3E8
                            Telephone: (604) 689-7842
                               Fax: (604) 689-4250

                                                                       Exhibit 3




2004


Notice of annual meeting and
Management proxy circular














                        INTERNATIONAL URANIUM CORPORATION

INTERNATIONAL URANIUM CORPORATION
(INCORPORATED UNDER THE LAWS OF ONTARIO)


                            MANAGEMENT PROXY CIRCULAR
   All dollar amounts in this Management Proxy Circular refer to United States currency, unless otherwise noted.

SOLICITATION OF PROXIES

This circular is furnished in connection with the solicitation by the management of International Uranium Corporation (the "Corporation") of proxies to be used at the annual meeting of the shareholders of the Corporation to be held at the Vancouver offices of the Corporation at Suite 2101, 885 West Georgia Street, Vancouver, British Columbia, on Tuesday, March 23, 2004, at the hour of 10:00 o'clock in the forenoon (Vancouver time) and at any adjournments thereof. It is not intended to use the accompanying proxy for the purposes of voting on the consolidated financial statements of the Corporation and its subsidiaries prepared for the fiscal year ended September 30, 2003 and the reports of management and the auditors.

THIS SOLICITATION IS MADE BY THE MANAGEMENT OF THE CORPORATION. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally or by telephone by officers, directors and regular employees of the Corporation without special compensation. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Corporation. Except as otherwise stated, the information contained herein is given as of February 12, 2004.

APPOINTMENT, REVOCATION AND VOTING OF PROXIES

THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY ARE DIRECTORS OR OFFICERS OF THE CORPORATION. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON TO REPRESENT THE SHAREHOLDER AT THE MEETING OR ANY ADJOURNMENT THEREOF MAY DO SO EITHER BY INSERTING THE PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DEPOSITING THE COMPLETED PROXY AT THE OFFICE OF COMPUTERSHARE TRUST COMPANY OF CANADA AT THE ADDRESS SPECIFIED IN THE PROXY NOT LESS THAN FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING OR ANY ADJOURNMENT THEREOF, OR WITH THE CHAIRMAN OF THE MEETING PRIOR TO THE COMMENCEMENT OF THE MEETING OR ANY ADJOURNMENT THEREOF.

The form of proxy affords the shareholder an opportunity to specify that the shares registered in the shareholder's name shall be voted or withheld from voting in respect of the election of each of management's nominees for directors as set out in this circular as directors of the Corporation and the reappointment of PricewaterhouseCoopers LLP as auditors of the Corporation at a remuneration to be fixed by the board of directors of the Corporation (the "Board").

On any ballot that may be called for, the shares represented by proxies in favour of management nominees will be voted or withheld from voting in respect of the election of each of management's nominees for directors as set out in this circular as directors of the Corporation and the reappointment of PricewaterhouseCoopers LLP as auditors at a remuneration to be fixed by the Board, in each case in accordance with the specifications made by shareholders in the manner referred to above.

IN RESPECT OF PROXIES IN WHICH THE SHAREHOLDERS HAVE NOT SPECIFIED THAT THE PROXY NOMINEES ARE REQUIRED TO VOTE OR WITHHOLD FROM VOTING IN RESPECT OF THE ELECTION OF EACH OF MANAGEMENT'S NOMINEES FOR DIRECTORS AS SET OUT IN THIS CIRCULAR AS DIRECTORS OF THE CORPORATION AND THE REAPPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS AUDITORS AT A REMUNERATION TO BE FIXED BY THE BOARD, THE SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT NOMINEES WILL BE VOTED IN FAVOUR OF THE ELECTION OF EACH OF MANAGEMENT'S NOMINEES FOR DIRECTORS AS SET OUT IN THIS CIRCULAR AS DIRECTORS OF THE CORPORATION AND IN FAVOUR OF THE REAPPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS AUDITORS AT A REMUNERATION TO BE FIXED BY THE BOARD.

THE ENCLOSED FORM OF PROXY CONFERS DISCRETIONARY AUTHORITY ON THE PERSONS NAMED IN IT WITH RESPECT TO AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF. At the time of printing of this circular the management of the Corporation knows of no other matters to come before the meeting other than the matters referred to in the notice of meeting. However, if any other matters which are not now known to management should properly come before the meeting or any adjournment thereof, the shares represented by proxies in favour of management nominees will be voted on such matters in accordance with the best judgment of the proxy nominee.

INFORMATION FOR NON-REGISTERED HOLDERS

ONLY REGISTERED SHAREHOLDERS OR DULY APPOINTED PROXYHOLDERS ARE PERMITTED TO VOTE AT THE MEETING. SOME SHAREHOLDERS OF THE COMPANY ARE "NON-REGISTERED" SHAREHOLDERS BECAUSE THE SHARES THEY OWN ARE NOT REGISTERED IN THEIR NAMES BUT ARE INSTEAD REGISTERED IN THE NAME OF THE BROKERAGE FIRM, BANK OR TRUST COMPANY THROUGH WHICH THEY PURCHASED THE SHARES. More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Since the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and DELIVER IT TO COMPUTERSHARE TRUST COMPANY OF CANADA as provided below; or

(b) more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and RETURNED TO THE INTERMEDIARY OR ITS SERVICE COMPANY, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. IN EITHER CASE, NON-REGISTERED HOLDERS SHOULD CAREFULLY FOLLOW THE INSTRUCTIONS OF THEIR INTERMEDIARY, INCLUDING THOSE REGARDING WHEN AND WHERE THE PROXY OR PROXY AUTHORIZATION FORM IS TO BE DELIVERED.

REVOCATION OF PROXIES

A proxy given by a shareholder for use at the meeting or any adjournment thereof may be revoked at any time prior to its use. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the meeting on the day of the meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked. The registered office of the Corporation is located at: Scotia Plaza, Suite 2100, 40 King St. West, Toronto, Ontario, Canada, M5H 3C2. ONLY REGISTERED SHAREHOLDERS HAVE THE RIGHT TO REVOKE A PROXY. NON-REGISTERED HOLDERS WHO WISH TO CHANGE THEIR VOTE MUST, AT LEAST 7 DAYS BEFORE THE MEETING, ARRANGE FOR THEIR RESPECTIVE INTERMEDIARIES TO REVOKE THE PROXY ON THEIR BEHALF.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As at the date hereof, there are 77,770,066 common shares of the Corporation outstanding. Each shareholder is entitled to one vote for each common share shown as registered in the shareholder's name on the record date. The directors have fixed the close of business on February 13, 2004, as the record date for the meeting. Only shareholders of record as at the close of business on February 13, 2004, are entitled to receive notice of and to attend and vote at the meeting except to the extent that a person has transferred the ownership of any such shares after that date and the transferee requests not later than 10 days before the meeting that its name be included in the list of shareholders entitled to vote at the meeting, in which case the transferee is entitled to vote its shares at the meeting.

THERE ARE NO PERSONS WHO, TO THE KNOWLEDGE OF THE DIRECTORS AND OFFICERS OF THE CORPORATION, BENEFICIALLY OWN OR EXERCISE CONTROL OR DIRECTION OVER SHARES CARRYING MORE THAN 10% OF THE VOTING RIGHTS ATTACHED TO ALL SHARES OF THE CORPORATION.

ELECTION OF DIRECTORS

The Board currently consists of five (5) directors who are to be elected annually. Accordingly, five (5) directors will be elected at the Meeting. Each director will hold office until the next annual meeting of shareholders or until his successor is duly elected unless his office is earlier vacated in accordance with the by-laws of the Corporation. It is intended that on any ballot that may be called for relating to the election of directors, the shares represented by proxies in favour of management nominees will be voted in favour of the election of each of such persons as directors of the Corporation, unless a shareholder has specified in its proxy that the shareholder's shares are to be withheld from voting in the election of directors.

In the following table and notes is stated the name of each person proposed to be nominated by management for election as a director, all other positions and offices with the Corporation and any significant affiliate now held by him, if any, his principal occupation or employment, the period or periods of service as a director of the Corporation and the approximate number of shares of the Corporation beneficially owned by him directly or indirectly or over which he exercises control or direction.



                                                       COMMON SHARES OF
                                                       THE CORPORATION
                                                      BENEFICIALLY OWNED,
                                                         DIRECTLY OR
                                                        INDIRECTLY, OR
   NAME AND MUNICIPALITY OF      PERIOD OF SERVICE       CONTROLLED OR        PRESENT PRINCIPAL OCCUPATION AND POSITION WITH THE
           RESIDENCE              AS A DIRECTOR            DIRECTED                             CORPORATION
-------------------------------- ------------------- --------------------- -------------------------------------------------------
JOHN H. CRAIG                      May 9, 1997 to          110,000         Lawyer, partner of Cassels Brock & Blackwell LLP
Toronto, ON                           present
-------------------------------- ------------------- --------------------- -------------------------------------------------------
DAVID C. FRYDENLUND                May 9, 1997 to          243,000         Vice President, General Counsel, Chief Financial
Lone Tree, CO                         present                              Officer and Corporate Secretary of the Corporation.
-------------------------------- ------------------- --------------------- -------------------------------------------------------
RON F. HOCHSTEIN                  April 6, 2000 to         343,000         President and Chief Executive Officer of the
Lakewood, CO                          present                              Corporation since April 6, 2000; from January 31,
                                                                           2000 to April 6, 2000, Vice President and Chief Operating
                                                                           Officer of the Corporation.
-------------------------------- ------------------- --------------------- -------------------------------------------------------
LUKAS H. LUNDIN                    May 9, 1997 to          558,500         Chairman of the Board of the Corporation; director
Vancouver, BC                         present                              and officer of a number of publicly-traded natural
                                                                           resource companies, including: Lundin Petroleum AB,
                                                                           Atacama Minerals Corp., Valkyries Petroleum Corp.,
                                                                           Canadian Gold Hunter Corp., Tenke Mining Corp.,
                                                                           Tanganyika Oil Company Ltd. and South Atlantic
                                                                           Resources Ltd.
-------------------------------- ------------------- --------------------- -------------------------------------------------------
WILLIAM A. RAND                    May 9, 1997 to           75,000         Self-employed businessman.
Vancouver, BC                         present
-------------------------------- ------------------- --------------------- -------------------------------------------------------

Each of the above nominees was elected to his present term of office at the annual meeting of shareholders of the Corporation held on March 21, 2003.

The information as to shares beneficially owned or over which the directors exercise control or direction, not being within the knowledge of the Corporation, has been furnished by each of the proposed management nominees.

All of the above-named nominees have held their present positions or other executive positions with the same or associated firms or organizations during the past five years, except as follows:

   - Mr. Ron Hochstein was Vice President, Corporate Development of the Corporation from October 11, 1999 to January 30, 2000, and was an engineering consultant with the AGRA-Simons Mining Group, an engineering and consulting firm, from July 1995 to October 1999.

If any of the above-named nominees is for any reason unavailable to serve as a director, proxies in favour of management will be voted for another nominee in their discretion unless the shareholder has specified in the proxy that its shares are to be withheld from voting in the election of directors.

The Board does not have an executive committee. There are presently four committees of the Board; namely, the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Environment, Health and Safety Committee. The following table sets out the members of such Committees:

                                                                      CORPORATE GOVERNANCE           ENVIRONMENT, HEALTH AND
        AUDIT COMMITTEE              COMPENSATION COMMITTEE         AND NOMINATING COMMITTEE             SAFETY COMMITTEE
--------------------------------- ------------------------------ ------------------------------- ---------------------------------
        William A. Rand                  Lukas H. Lundin                Lukas H. Lundin                  Lukas H. Lundin
         John H. Craig                   William A. Rand                William A. Rand                David C. Frydenlund
        Lukas H. Lundin                   John H. Craig                  John H. Craig                    John H. Craig
--------------------------------- ------------------------------ ------------------------------- ---------------------------------


APPOINTMENT AND REMUNERATION OF AUDITORS

In the past, the Board has negotiated with the auditors of the Corporation on an arm's length basis in determining the fees to be paid to the auditors. Such fees have been based upon the complexity of the matters in question and the time incurred by the auditors. Management believes that the fees negotiated in the past with the auditors were reasonable in the circumstances and would be comparable to fees charged by auditors providing similar services.

PricewaterhouseCoopers LLP was first appointed as auditors of the Corporation on May 9, 1997. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted in favour of the reappointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation to hold office until the close of the next annual meeting of the Corporation, at a remuneration to be determined by the Board.

EXECUTIVE COMPENSATION

The following table summarizes the compensation of each of the named executive officers of the Corporation for the fiscal year ended September 30, 2003, as well as the fiscal periods ended September 30, 2002 and September 30, 2001.

                           SUMMARY COMPENSATION TABLE

                                               ANNUAL COMPENSATION                 LONG TERM COMPENSATION
                                        --------------------------------- -----------------------------------------
                                                                                     AWARDS               PAYOUTS
                                                                          ------------------------------ ----------
                                                                 OTHER                     RESTRICTED
                                                                 ANNUAL     SECURITIES     SHARES OR
             NAME AND                                            COMPEN-  UNDER OPTIONS/   RESTRICTED                 ALL OTHER
            PRINCIPAL                     SALARY                 SATION        SARS          SHARE          LTIP     COMPENSATION
            POSITION            YEAR     (US$)(1)   BONUS(US$)    (US$)    GRANTED(7)(#)   UNITS(US$)   PAYOUTS(US$)     (US$)
              (A)               (B)         (C)        (D)         (E)          (F)            (G)          (H)           (I)
----------------------------- -------   ------------ --------- ---------- ---------------- ------------- ----------  ------------
Ron F. Hochstein                2003      160,000      Nil         Nil        250,000          Nil          Nil         Nil
President and Chief Executive   2002      160,000      Nil         Nil          Nil            Nil          Nil         Nil
Officer(2)                      2001      160,000      Nil         Nil          Nil            Nil          Nil         Nil
----------------------------- -------   ------------ --------- --------------------------- ------------- ---------- -------------

David C. Frydenlund,            2003      158,400      Nil         Nil          Nil            Nil          Nil         Nil
Vice President, General         2002      158,400      Nil     209,000(3)     200,000          Nil          Nil         Nil
Counsel, Chief Financial        2001      158,400     20,000    9,000(4)        Nil            Nil          Nil         Nil
Officer, and Corporate
Secretary(2)
----------------------------- -------   ------------ --------- --------------------------- ------------- ---------- -------------

Harold R. Roberts,              2003      140,000      Nil      3,000(5)        Nil            Nil          Nil
Vice President, Corporate       2002      140,000      Nil      3,000(5)        Nil            Nil          Nil         Nil
Development of the              2001      51,154       Nil      1,510(5)      200,000          Nil          Nil         Nil
Corporation's subsidiary,
International Uranium (USA)
Corporation(2)(6)
----------------------------- -------   ------------ --------- --------------------------- ------------- ---------- -------------

NOTES TO SUMMARY COMPENSATION TABLE

(1) The Corporation's currency for disclosure purposes is US dollars which are the functional currency of the Corporation's operations.

(2) Each of Messrs. Ron F. Hochstein and David C. Frydenlund currently have, and, as of September 30, 2003, Harold R. Roberts had contracts of employment with the Company's subsidiary, International Uranium (USA) Corporation. There are no compensatory plans or arrangements provided in such contracts in respect of resignation, retirement, termination, change in control of the Company or responsibilities. The expiry date of the employment contracts for Messrs Hochstein and Frydenlund is September 30, 2004, and the expiry date for Mr. Roberts' employment contract was May 31, 2004. As a result of a downsizing of the Company's head office, Mr. Roberts resigned from his position of Vice President Corporate Development October 31, 2003, and has been retained on a consulting basis since then. Mr. Roberts received a severance payment of $35,000.

(3) Other annual compensation is $209,000, being the value of a relocation loan in the amount of $200,000 provided to Mr. Frydenlund in 1997, which was forgiven by the Corporation on September 30, 2002, together with $9,000 of imputed interest benefits from that loan.

(4) Other annual compensation is $9,000, being the dollar value of imputed interest benefits from the relocation loan provided to Mr. Frydenlund as described in (3) above.

(5) Amounts represent 401K matching contributions made to the named executive's retirement account per the Corporation's 401K Benefit Plan available to all eligible employees.

(6) Mr. Roberts recommenced employment with the Company on May 14, 2001. Mr. Roberts was Vice President Operations of the Company from May 1997 to January 31, 2000. Mr. Roberts rejoined the Company on May 14, 2001 as Vice President Corporate Development of the Company's subsidiary International Uranium (USA) Corporation, which position he held until October 31, 2003 at which time he resigned from that position due to a downsizing of the Company's head office.

(7) Subsequent to the recently-completed financial year, each of Messrs. Hochstein and Frydenlund were granted incentive stock options to purchase up to 400,000 and 250,000 common shares of the Corporation, respectively. These options are exercisable at any time up to November 26, 2006 at an exercise price of C$1.01 per share.

There were no long-term incentive plan awards made to any of the named executive officers of the Corporation during the most recently completed financial year. In addition, there are no plans in place with respect to any of the named individuals for termination of employment or change in responsibilities under employment contracts, apart from those separately disclosed herein.

No stock appreciation rights are outstanding and it is currently intended that none be issued.

STOCK OPTIONS

The Corporation's current stock option plan (the "Stock Option Plan") was established by the Board and approved by shareholders on February 14, 1997 and amended as approved by shareholders on March 23, 1998. The Stock Option Plan complies with the rules set forth for such plans by The Toronto Stock Exchange (the "TSX").

The major features of the Corporation's stock option plan (the "Stock Option Plan") can be summarized as follows:

Under the Stock Option Plan the Board, or a committee appointed for such purposes, may from time to time grant to directors, officers, eligible employees of, or consultants to, the Corporation or its subsidiaries, or to employees of management companies providing services to the Corporation (collectively, the "Eligible Personnel") options to acquire Common Shares in such numbers, for such terms and at such exercise prices as may be determined by the Board or such committee. The purpose of the Stock Option Plan is to advance the interests of the Corporation by providing Eligible Personnel with a financial incentive for the continued improvement of the Corporation's performance and encouragement to stay with the Corporation.

The maximum number of Common Shares that may be reserved for issuance for all purposes under the Stock Option Plan is 6,700,000 Common Shares and the maximum number of Common Shares which may be reserved for issuance to any one insider pursuant to share options and under any other share compensation arrangement may not exceed 5% of the Common Shares outstanding at the time of grant (on a non-diluted basis). Any Common Shares subject to a share option which for any reason is cancelled or terminated without having been exercised will again be available for grant under the Stock Option Plan.

The maximum number of Common Shares that may be reserved for issuance to insiders of the Corporation under the Stock Option Plan and under any other share compensation arrangement is limited to 10% of the Common Shares outstanding at the time of grant (on a non-diluted basis).

The Board has the authority under the Stock Option Plan to establish the option price at the time each share option is granted. The option price may not be lower than the market price of the Common Shares at the time of grant.

Options granted under the Stock Option Plan must be exercised no later than 10 years after the date of grant, and options are not transferable other than by will or the laws of dissent and distribution. If an optionee ceases to be an Eligible Person for any reason whatsoever other than death, each option held by such optionee will cease to be exercisable 30 days following the termination date (being the date on which such optionee ceases to be an Eligible Person). If an optionee dies, the legal representative of the optionee may exercise the optionee's options within one year after the date of the optionee's death but only up to and including the original option expiry date.

The Corporation provides no financial assistance to facilitate the purchase of Common Shares to directors, officers or employees who hold options granted under the Stock Option Plan.


              OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED
                                 FINANCIAL YEAR

                                                                                       MARKET VALUE
                                                                                      OF SECURITIES
                               SECURITIES          % OF TOTAL           EXERCISE        UNDERLYING
                             UNDER OPTIONS/       OPTIONS/SARS             OR          OPTIONS/SARS
                                  SARS             GRANTED TO          BASE PRICE     ON THE DATE OF
                                GRANTED           EMPLOYEES IN           (CDN$/        GRANT (CDN$/         EXPIRATION
           NAME                   (#)            FINANCIAL YEAR        SECURITY)        SECURITY)              DATE
           (A)                    (B)                  (C)                (D)              (E)                  (F)
------------------------------------------------------------------------------------------------------------------------------
Ron F. Hochstein                250,000               100%               $0.31            $0.31             Oct 10/2005
------------------------------------------------------------------------------------------------------------------------------
David C. Frydenlund               Nil                   -                  -                -                    -
------------------------------------------------------------------------------------------------------------------------------
Harold R. Roberts                 Nil                   -                  -                -                    -
------------------------------------------------------------------------------------------------------------------------------

       AGGREGATED OPTIONS/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED
             FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES


                                                                                                              VALUE OF
                                                                                                            UNEXERCISED
                                                                                                            IN-THE-MONEY
                                                                                                          OPTIONS/SARS AT
                                                                           UNEXERCISED OPTIONS/SARS AT      FISCAL YEAR
                                                                                 FISCAL YEAR END              END (2)
                              SECURITIES ACQUIRED         AGGREGATE                    (#)                  EXERCISABLE/
                                  ON EXERCISE          VALUE REALIZED             EXERCISABLE/             UNEXERCISABLE
           NAME                       (#)                 (CDN$)(1)               UNEXERCISABLE                 (CDN$)
            (A)                       (B)                    (C)                       (D)                       (E)
------------------------------------------------------------------------------------------------------------------------------
Ron F. Hochstein                   1,000,000              $100,000                   250,000                  $40,000
------------------------------------------------------------------------------------------------------------------------------
David C. Frydenlund                 700,000                $70,000                   200,000                  $34,000
------------------------------------------------------------------------------------------------------------------------------
Harold R. Roberts                   200,000                $82,000                     Nil                       -
------------------------------------------------------------------------------------------------------------------------------

(1) Based on the difference between the closing price of the Corporation's common shares as traded on the TSX Exchange on the date of exercise and the exercise price of the related options, i.e. C$0.20 per share.

(2) Based on the closing price of the common shares of the Corporation on TSX Exchange on September 30, 2003 of Cdn$0.47.

The Corporation does not have any defined benefit or actuarial plans. In addition, there are no compensatory plans or arrangements in place, including payments to be received from the Corporation or its subsidiaries, with respect to any of the above-named executive officers herein, which would result from the resignation, retirement or any other termination of employment of such person's employment with the Corporation and its subsidiaries or from a change of control of the Corporation or any subsidiary of the Corporation or a change in the named executive officer's responsibilities following a change in control, apart from those separately disclosed.

COMPENSATION COMMITTEE

The Corporation's Compensation Committee is comprised of three unrelated directors; namely, Messrs. Lukas H. Lundin, William A. Rand and John H. Craig. The duties and responsibilities of the Compensation Committee are set out in this Circular under the heading "Corporate Governance - Board Committees". The Committee meets at least annually to receive information on and determine matters regarding executive compensation, in accordance with policies approved by the Board.

REPORT OF THE COMPENSATION COMMITTEE

The Corporation's compensation philosophy for executives continues to follow three underlying principles; namely, (i) to provide a compensation package that encourages and motivates performance; (ii) to be competitive with other companies of similar size and scope of operations so as to attract and retain talented executives; and (iii) to align the interests of its executive officers with the long-term interests of the Corporation and its shareholders through stock-related programs.

When determining both compensation policies and programs and individual compensation levels for executive officers, the Committee takes into consideration a variety of factors. These factors include overall financial and operating performance of the Corporation, the Committee and the Board's overall assessment of each executive's individual performance and contribution towards meeting corporate objectives, levels of responsibility, length of service and industry comparables.

Executive compensation is comprised primarily of a base salary and participation in the Corporation's incentive stock option and 401K plans, and may also consist of bonuses and other perquisites which are awarded on an occasional basis.

The salary for each executive officer's position is primarily determined having regard for the incumbent's responsibilities, individual performance factors, overall corporate performance, and the assessment of such individuals as presented by management to the Board and the Compensation Committee. On February 12, 2004 the Compensation Committee reviewed the compensation of the Corporation's executive officers and determined that the current salary levels of such individuals be maintained for fiscal 2004, with minor adjustments to compensate for any relocation expenses and related currency and tax adjustments that may occur during the year.

The second component of the executive officer's compensation is stock options. The Compensation Committee or the Board, subject to approval by regulatory authorities, may from time to time grant stock options to executive officers under the Corporation's Stock Option Plan. Grants of stock options are intended to emphasize the executive officers' commitment to the Corporation's growth and the enhancement of share value. The grant of stock options also enables the Corporation to attract and retain qualified executives. Options are generally reviewed annually and are granted to newly hired executive officers at the time of their initial employment. During the recently-completed financial year, the Committee and the Board considered and approved the grant of 250,000 options to the CEO to replace an equal number of options that expired unexercised during the year, in an effort to maintain his existing compensation package.

The third component of the executive officers' compensation is the ability to participate in the Corporation's 401K Benefit Plan. The Corporation matches contributions made by participating executive officers to their respective retirement accounts in accordance with provisions of the 401K Benefit Plan available to all eligible employees of the Corporation.

No cash bonuses were paid to any executive officers during the recently-completed financial year. A severance payment of $35,000 was made to Mr. Harold R. Roberts upon his resignation as Vice-President, Corporate Development of the Corporation's subsidiary, International Uranium (USA) Corporation on October 31, 2003.

SUBMITTED ON BEHALF OF THE COMPENSATION COMMITTEE

      William A. Rand
      Lukas H. Lundin
      John H. Craig

                                PERFORMANCE GRAPH

The following graph compares the Corporation's cumulative total shareholder return with the cumulative total return of the S&P/TSX Composite Index (formerly, the TSE 300 Index), assuming a Cdn$100 investment in common shares on September 30, 1998 and reinvestment of dividends, and the TSE Metals and Minerals Index, during the period. All currency references in the graph are to Canadian dollars.

                               [PERFORMANCE GRAPH]

                         30 SEP. 98     30 SEP. 99    30 SEP. 00      30 SEP 01      30 SEP 02      30 SEP 03
----------------------- -------------- ------------- -------------- -------------- -------------- --------------
IUC                        100.00         60.00          73.33          66.66          75.55         104.44
----------------------- -------------- ------------- -------------- -------------- -------------- --------------
S&P/TSX                    100.00         123.93        184.85         121.81         110.09         132.19
----------------------- -------------- ------------- -------------- -------------- -------------- --------------
TSE METALS & MINING        100.00         135.66        120.091        124.39         119.03         169.62
----------------------- -------------- ------------- -------------- -------------- -------------- --------------

Because the TSX has discontinued reporting its Metals and Minerals Index, the Corporation intends to not include a comparison to this index in Performance Graphs contained in Management Proxy Circulars for subsequent years.

COMPENSATION OF DIRECTORS

A.    Standard Compensation Arrangements

None of the directors of the Corporation were compensated by the Corporation and its subsidiaries during the most recently completed financial year for their services in their capacity as directors, nor were any amounts paid to directors for committee participation or special assignments. All expenses incurred by directors in respect of their duties are reimbursed by the Corporation.

B.    Other Arrangements

None of the directors of the Corporation were compensated in their capacity as director by the Corporation and its subsidiaries during the most recently completed financial year pursuant to any other arrangement or in lieu of any standard arrangement.

The Company has a formalized stock option plan (the "Stock Option Plan") for the granting of incentive stock options to the directors, officers, employees and persons providing ongoing management or consulting services to the Corporation (reference is made to the subheading "Stock Options" under the heading entitled "Executive Compensation" herein, for a summary of the major features of the Stock Option Plan). There were no individual grants of options to purchase securities of the Corporation made during the most recently completed financial year to non-executive directors of the Corporation. Subsequent to the fiscal year ended September 30, 2003, incentive stock options to purchase, in the aggregate 600,000 common shares of the Corporation at a price of C$1.01 per share at any time up to November 26, 2006, were granted to the non-executive directors of the Corporation.

The following table sets out the details of incentive stock options exercised by the non-executive directors of the Corporation during the recently-completed financial year.

       AGGREGATED OPTIONS/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED
             FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES


                                                                                                              VALUE OF
                                                                                                            UNEXERCISED
                                                                                                            IN-THE-MONEY
                                                                           UNEXERCISED OPTIONS/SARS AT    OPTIONS/SARS AT
                                                                                 FISCAL YEAR END            FISCAL YEAR
                                                                                       (#)                      END
                              SECURITIES ACQUIRED         AGGREGATE               EXERCISABLE/              EXERCISABLE/
                                  ON EXERCISE          VALUE REALIZED             UNEXERCISABLE            UNEXERCISABLE
            NAME                      (#)                 (CDN$)(1)                    (d)                    (CDN$)
            (a)                       (b)                    (c)                                                (e)
------------------------------------------------------------------------------------------------------------------------------
Lukas H. Lundin                     500,000                $30,000                     Nil                      Nil
------------------------------------------------------------------------------------------------------------------------------
William A. Rand                     75,000                 $7,500                      Nil                      Nil
------------------------------------------------------------------------------------------------------------------------------
John H. Craig                       75,000                 $7,500                      Nil                      Nil
------------------------------------------------------------------------------------------------------------------------------

(1) Based on the difference between the closing price of the Corporation's common shares as traded on the TSX Exchange on the date of exercise and the exercise price of the related options, i.e. C$0.20 per share.

C.    Compensation for Services

Since the commencement of the recently completed financial year, the law firm of Cassels Brock & Blackwell LLP of which Mr. John H. Craig is a partner, was paid $45,847 for legal services rendered as solicitors for the Corporation.

Pursuant to the terms of a services agreement between the Corporation and Namdo Management Services Ltd., a private corporation owned by Mr. Lukas H. Lundin, a director of the Corporation, the Corporation pays Namdo the sum of US$7,500 per month for certain corporate and administrative services. Namdo has approximately 12 employees and provides administrative and financial services to a number of public companies. Accordingly, there is no basis for allocating the amounts paid by Namdo to Mr. Lundin in respect of services provided to the Corporation by Mr. Lundin.

No other director was compensated either directly or indirectly by the Corporation and its subsidiaries during the most recently completed financial year for services as consultants or experts.

STATEMENT OF CORPORATE GOVERNANCE PRACTICE

The Toronto Stock Exchange (the "TSX") has adopted a series of guidelines (the "Governance Guidelines") for what it considers effective corporate governance. The Governance Guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other means of ensuring sound corporate governance.

In accordance with the Governance Guidelines, the Corporation has chosen to disclose its system of corporate governance in its Management Proxy Circular. The following text sets forth the steps taken by the Corporation in order to comply with the Governance Guidelines and its system of corporate governance.

MANDATE OF THE BOARD

In February 1998, the Board adopted a mandate which acknowledged its stewardship responsibilities. The Board's principal responsibilities are to supervise and evaluate management, to oversee the conduct of the Corporation's business, to set policies appropriate for the business of the Corporation and to approve corporate strategies and goals. The Board is to carry out its mandate in a manner consistent with the fundamental objective of enhancing shareholder value.

In discharging its stewardship over the Corporation, the Board expressly undertakes the following specific duties and responsibilities: (i) approving, supervising and providing guidance to management on the Corporation's strategic planning process; (ii) identifying the principal risks of the Corporation's business and ensuring management's implementation and assessment of appropriate risk management systems; (iii) ensuring that the Corporation has highly qualified management and adequate and effective succession plans for senior management; (iv) overseeing the Corporation's communications policy with its shareholders and with the public generally; (v) assessing directly and through its Audit Committee, the integrity of the Corporation's internal control and management information systems; and (vi) providing for the independent functioning of the Board.

COMPOSITION OF THE BOARD

The Board has considered the relationship and status of each director. The Board currently consists of five directors, three of whom, William A. Rand, Lukas H. Lundin and John H. Craig, qualify as unrelated directors who are independent of management and free from any interest or business which could materially interfere with their ability to act in the best interests of the Corporation. Ron F. Hochstein and David C. Frydenlund are related directors due to their management positions with the Corporation. John H. Craig periodically provides legal services to the Corporation. He is, however, not considered to be related because of the size of his fees for such services relative to the overall fee income of his practice. William A. Rand does not have any material business relationships with the Corporation.

The Board has considered its size with a view to the impact of size upon its effectiveness and continues to actively search for a suitable candidate as a sixth director who can fulfill the role of financial expert on the Board's Audit Committee, and if successful will increase the size of the Board from five (5) to six (6) directors during the ensuing year.

The Corporation does not presently have a significant shareholder with the ability to vote a majority of the outstanding shares of the Corporation for the election of directors.

BOARD INDEPENDENCE

The Chairman does not take an active role in the day to day operations of the Corporation and is therefore separate from management. The President and CEO and the Vice President and CFO are active and central members of management of the Corporation.

The Board believes that adequate structures and processes are in place to facilitate the functioning of the Board independently of management. Each of the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee are entirely composed of directors who are unrelated to the Corporation's management. The Environment, Health and Safety Committee is composed of a majority of directors who are unrelated. In addition, it is common practice for the Chairman and CEO to delegate the chair to an unrelated director during Board meetings.

The Board has not met without management present but is fully mandated to do so from time to time, if appropriate. The mandates of the Board and the Corporate Governance and Nominating Committee require procedures be implemented at such times as are desirable or necessary to enable the Board to function independently of management. Furthermore, individual directors may, in appropriate circumstances and with the authorization of the applicable committee of the Board or the Chairman, engage independent advisors at the expense of the Corporation.

The Board encourages senior management to participate in appropriate professional and personal development activities, courses and programs, and supports management's commitment to the training and development of all permanent employees.

BOARD COMMITTEES

The Board has established four committees: the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Environment, Health and Safety Committee.

The Audit Committee is composed of three directors, Messrs. William A. Rand, John H. Craig and Lukas H. Lundin, all of whom are unrelated directors. Each of these directors are considered by the Corporation to be financially literate as they each have many years of experience reviewing and relying on financial statements for public companies such as the Corporation. Messrs. Craig and Rand are considered by the Corporation to have financial expertise due to the fact that they have been actively involved as audit committee members for many years on a number of public companies, although they do not technically qualify as "financial experts" within the meaning of recent US Securities & Exchange Commission regulations. The Corporation is in the process of searching for a financial expert with these formal qualifications and that has the requisite knowledge and experience in the

Corporation's business, to be added to the Board and to serve as the financial expert on the Audit Committee. The Audit Committee oversees the financial reporting process of the Corporation on behalf of the Board. All auditing services and non-audit services to be provided to the Corporation by the Corporation's auditors are pre-approved by the Audit Committee. The Committee reviews, on a continuous basis, any reports prepared by the Corporation's external auditors relating to the Corporation's accounting policies and procedures, as well as internal control procedures and systems. The Committee is also responsible for examining all financial information, including annual and quarterly financial statements, prepared for securities commissions and similar regulatory bodies prior to filing or delivery of the same. The Audit Committee also oversees the annual audit process, the Corporation's internal accounting controls, the Code of Ethics for Senior Officers and the resolution of issues identified by the Corporation's external auditors, and recommends to the Board the firm of independent auditors to be nominated for appointment by the shareholders. The Audit Committee meets a minimum of four times a year.

The Compensation Committee is comprised of three directors, all of whom are unrelated directors. The Compensation Committee establishes executive and senior officer compensation, determines the general compensation structure, policies and programs of the Corporation, including the extent and level of participation in incentive programs in conjunction with the Board, and delivers an annual report to shareholders on executive compensation. The Compensation Committee has also been mandated to review the adequacy and form of the compensation of directors and to ensure that such compensation realistically reflects the responsibilities and risk involved in being an effective director. The Compensation Committee meets at least annually.

The Environment, Health and Safety Committee consists of three directors, the majority of whom are unrelated. The Chairman of the Environment, Health and Safety Committee, John H. Craig, is an unrelated director. Due to the complexity of the uranium and radioactive waste recycle/disposal industry, the Board determined that it was appropriate that a member of management sit on the Environment, Health and Safety Committee to ensure that technical expertise is properly brought before the Committee. Accordingly, David C. Frydenlund, Vice President, and General Counsel, is a member of the Committee. The mining and milling industry, by its very nature, can have a significant impact on the natural environment. As a result, environmental planning and compliance must play an ever-increasing part in the operations of any company engaged in these activities. The Corporation takes these issues very seriously and has established the Environment, Health and Safety Committee to oversee the Corporation's efforts to act in a responsible and concerned manner with respect to matters affecting the environment, health and safety. The Corporation's Environment, Health and Safety Committee meets at least four times a year.

The Corporate Governance and Nominating Committee consists of three directors, all of whom are unrelated. The Corporate Governance and Nominating Committee is responsible for developing and monitoring the Corporation's approach to corporate governance issues. The Committee oversees the effective functioning of the Board, oversees the relationship between the Board and management, ensures that the Board can function independently of management at such times as is desirable or necessary, identifies possible nominees for the Board and, with the assistance of the Board and where necessary, develops an orientation and education program for new recruits to the Board. The Corporate Governance and Nominating Committee also annually reviews and makes recommendations to the Board with respect to: (i) the size and composition of the Board; (ii) the appropriateness of the committees of the Board; and (iii) the contribution of individual directors. In addition, the Committee delivers an annual statement on corporate governance to the Board for inclusion in either the Corporation's annual report or management proxy circular.

REVIEW OF ADEQUACY AND FORM OF COMPENSATION OF DIRECTORS

While no member of the Board is compensated by the Corporation directly for his participation on the Board or committees of the Board, Board members participate in the Corporation's incentive stock option plan. The extent and level of participation in this Plan is determined by the Board, as a whole, after considering the recommendations of the Compensation Committee, which has been mandated to review the adequacy and form of the compensation of directors and to ensure that such compensation realistically reflects the responsibilities and risk involved in being an effective director.

POSITION DESCRIPTIONS OF MANAGEMENT AND THE BOARD

The Board, together with the Corporation's Chief Executive Officer, has developed position descriptions for the Board and for the Chief Executive Officer, involving the definition of the limits to management's responsibilities. Under these position descriptions, the Board has delegated the day-to-day management of the business and affairs of the Corporation to executive officers of the Corporation, subject to the extent and limits defined by the Board. Generally, operations in the ordinary course or that are not in the ordinary course and do not exceed material levels of expenditures or commitment on the part of the Corporation have been delegated to management. Decisions relating to matters that are not in the ordinary course and that involve material expenditures or commitments on the part of the Corporation generally require prior approval of the Board. As the Board has plenary power, any responsibility which is not delegated to management or a Board committee remains with the Board. The Chief Executive Officer reviews corporate objectives with the Board on a quarterly basis. In this manner, the Board approves or develops the corporate objectives which the Chief Executive Officer is responsible for meeting.

SHAREHOLDER COMMUNICATIONS

The Board has put structures in place to ensure effective communication between the Corporation, its shareholders and the public. The Corporation has established an investor relations and corporate development procedure where shareholder concerns are dealt with on an individual basis, usually by providing requested information. Significant shareholder concerns are brought to the attention of management or the Board. Shareholders are informed of developments in the Corporation by the issuance of timely press releases which are concurrently posted to the Corporation's website.

Under its mandate, the Board is required to oversee the Corporation's communications policy. The Board monitors the policies and procedures that are in place to provide for effective communication by the Corporation with its shareholders and with the public generally, including effective means to enable shareholders to communicate with senior management and the Board. The Board also monitors the policies and procedures that are in place to ensure a strong, cohesive, sustained and positive image of the Corporation with shareholders, governments and the public generally.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There was no indebtedness of directors, executive officers or senior officers of the Corporation, proposed nominees for directors, or associates or affiliates of said persons, during the recently-completed financial year.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

During the financial year ended September 30, 2003, except as otherwise disclosed in this circular, none of the insiders of the Corporation nor any proposed nominee for election as director, nor any associate or affiliate of said persons, has had any material interest, direct or indirect, in any transaction, which has materially affected or would materially affect the Corporation or any of its subsidiaries.

MANAGEMENT CONTRACTS

Management functions of the Corporation are performed by directors, executive officers or senior officers of the Corporation and not, to any substantial degree, by any other person with whom the Corporation has contracted.

CERTIFICATE

The contents and the distribution of this management proxy circular have been approved by the Board.

                   DATED at Denver, Colorado, this 12th day of February, 2004.


                                                   BY ORDER OF THE BOARD




                                                   (signed) David C. Frydenlund,
                                                   Corporate Secretary

                                                                       Exhibit 4

                                      PROXY

                        ANNUAL MEETING OF SHAREHOLDERS OF
              INTERNATIONAL URANIUM CORPORATION (THE "CORPORATION")

TO BE HELD AT SUITE 2101, 885 WEST GEORGIA STREET, VANCOUVER, B.C., CANADA, ON TUESDAY, THE 23RD DAY OF MARCH, 2004 AT 10:00 AM.


The undersigned shareholder ("Registered Shareholder") of the Corporation hereby appoints, Lukas H. Lundin, the Chairman of the Board of the Corporation, or failing this person, Ron F. Hochstein, President and Chief Executive Officer of the Corporation, or failing these persons, William A. Rand, a Director of the Corporation, OR IN THE PLACE OF THE FOREGOING,_________________________________ _____________________________________, as proxyholder for and on behalf of the
Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Corporation (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Corporation recorded in the name of the Registered Shareholder as specified herein.

IF ANY AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING ARE PROPOSED AT THE MEETING OR ANY ADJOURNMENT OR ADJOURNMENTS THEREOF, OR IF ANY OTHER MATTERS WHICH ARE NOT NOW KNOWN TO MANAGEMENT SHOULD PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT OR ADJOURNMENTS THEREOF, THIS PROXY CONFERS DISCRETIONARY AUTHORITY ON THE PERSON VOTING THE PROXY TO VOTE ON SUCH AMENDMENTS OR VARIATIONS OR SUCH OTHER MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF SUCH PERSON.

--------------------------------------------------------------------------------






--------------------------------------------------------------------------------

RESOLUTIONS (For full details of each item, please see the enclosed Notice of Meeting and Management Proxy Circular)


                                                                FOR         WITHHOLD
----------------------------------------------------------- ------------- --------------
 1.  To reappoint PricewaterhouseCoopers LLP,
     Chartered Accountants, as the auditors of the
     Corporation for the ensuing year, at a remuneration
     to be fixed by the board of directors of the
     Corporation
----------------------------------------------------------------------------------------
 2.  To elect the directors as nominated by
     management of the Corporation in the accompanying
     Management Proxy Circular.
----------------------------------------------------------------------------------------
 3.  To grant the proxyholder authority to vote at
     his/her discretion on any other business or
     amendment or variation to the previous resolutions
----------------------------------------------------------------------------------------






THE UNDERSIGNED REGISTERED SHAREHOLDER HEREBY REVOKES ANY PROXY PREVIOUSLY GIVEN TO ATTEND AND VOTE AT SAID MEETING.

SIGN HERE: __________________________________________________

PLEASE PRINT NAME: _____________________________________________

DATE: _________________________________________________________

NUMBER OF SHARES REPRESENTED BY PROXY ___________________________
(IF THE NUMBER OF SHARES REPRESENTED BY THIS PROXY FORM IS NOT INDICATED BY THE REGISTERED SHAREHOLDER, THEN IT SHALL BE DEEMED TO REPRESENT THAT NUMBER INDICATED ON THE AFFIXED LABEL.)


                THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED

                      SEE IMPORTANT INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1.   THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE CORPORATION.

2. THIS FORM OF PROXY ("INSTRUMENT OF PROXY") MUST BE SIGNED BY YOU, THE REGISTERED SHAREHOLDER, OR BY YOUR ATTORNEY DULY AUTHORIZED BY YOU IN WRITING, OR, IN THE CASE OF A CORPORATION, BY A DULY AUTHORIZED OFFICER OR REPRESENTATIVE OF THE CORPORATION; AND IF EXECUTED BY AN ATTORNEY, OFFICER, OR OTHER DULY APPOINTED REPRESENTATIVE, THE ORIGINAL OR A NOTARIAL COPY OF THE INSTRUMENT SO EMPOWERING SUCH PERSON, OR SUCH OTHER DOCUMENTATION IN SUPPORT AS SHALL BE ACCEPTABLE TO THE CHAIRMAN OF THE MEETING, MUST ACCOMPANY THE INSTRUMENT OF PROXY.

3. IF THIS INSTRUMENT OF PROXY IS NOT DATED in the space provided, it is deemed to bear the date on which it is mailed.

4. A REGISTERED SHAREHOLDER WHO WISHES TO ATTEND THE MEETING AND VOTE ON THE RESOLUTIONS IN PERSON, may simply register with the scrutineers before the Meeting begins.

5. A REGISTERED SHAREHOLDER WHO IS NOT ABLE TO ATTEND THE MEETING OR ANY ADJOURNMENT THEREOF IN PERSON BUT WISHES TO VOTE ON THE RESOLUTIONS, may do the following:

     (a) APPOINT ONE OF THE MANAGEMENT PROXYHOLDERS named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote; OR

     (b) APPOINT ANOTHER PROXYHOLDER, WHO NEED NOT BE A REGISTERED SHAREHOLDER OF THE CORPORATION, TO VOTE ACCORDING TO THE REGISTERED SHAREHOLDER'S INSTRUCTIONS, BY STRIKING OUT THE MANAGEMENT PROXYHOLDER NAMES SHOWN AND INSERTING THE NAME OF THE PERSON YOU WISH TO REPRESENT YOU AT THE MEETING IN THE SPACE PROVIDED FOR AN ALTERNATE PROXYHOLDER. IF NO CHOICE IS SPECIFIED, THE PROXYHOLDER HAS DISCRETIONARY AUTHORITY TO VOTE AS THE PROXYHOLDER SEES FIT.

6. THE SECURITIES REPRESENTED BY THIS INSTRUMENT OF PROXY WILL BE VOTED OR WITHHELD FROM VOTING IN ACCORDANCE WITH THE INSTRUCTIONS OF THE REGISTERED SHAREHOLDER ON ANY POLL of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. IN RESPECT OF PROXIES IN WHICH THE SHAREHOLDERS HAVE NOT SPECIFIED THAT THE PROXY NOMINEES ARE REQUIRED TO VOTE OR WITHHOLD FROM VOTING IN RESPECT OF THE ELECTION OF EACH OF MANAGEMENT'S NOMINEES FOR DIRECTORS AND THE REAPPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS AUDITORS AT A REMUNERATION TO BE FIXED BY THE BOARD OF DIRECTORS OF THE CORPORATION, THE SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT NOMINEES WILL BE VOTED IN FAVOUR OF THE ELECTION OF EACH OF MANAGEMENT'S NOMINEES SET OUT IN THE MANAGEMENT PROXY CIRCULAR AS DIRECTORS OF THE CORPORATION AND IN FAVOUR OF THE REAPPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS AUDITORS AT A REMUNERATION TO BE FIXED BY THE BOARD OF DIRECTORS OF THE CORPORATION. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

================================================================================
TO BE REPRESENTED AT THE MEETING, THIS PROXY FORM MUST BE RECEIVED AT THE OFFICE OF COMPUTERSHARE TRUST COMPANY OF CANADA BY MAIL OR BY FAX NO LATER THAN FORTY EIGHT (48) HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) PRIOR TO THE TIME OF THE MEETING, OR ADJOURNMENT THEREOF OR MAY BE ACCEPTED BY THE CHAIRMAN OF THE MEETING PRIOR TO THE COMMENCEMENT OF THE MEETING. THE MAILING ADDRESS IS:

                      COMPUTERSHARE TRUST COMPANY OF CANADA
                  PROXY DEPT., 100 UNIVERSITY AVENUE, 9TH FLOOR
                            TORONTO, ONTARIO M5J 2Y1
                   FAX: WITHIN NORTH AMERICA: 1-866-249-7775 -
                     OUTSIDE NORTH AMERICA: (416) 263-9524
================================================================================

                                                                       Exhibit 5

                        INTERNATIONAL URANIUM CORPORATION
                                 (the "Company")

                    REQUEST FOR INTERIM FINANCIAL STATEMENTS


In accordance with National Instrument 54-102 of the Canadian Securities Administrators, registered and beneficial shareholders of the Company may elect annually to receive interim corporate mailings, including interim financial statements of the Company, if they so request. If you wish to receive such mailings, please complete and return this form to:

                      COMPUTERSHARE TRUST COMPANY OF CANADA
                              100 UNIVERSITY AVENUE
                                    9TH FLOOR
                                   TORONTO, ON
                                     M5J 2Y1



NAME:
     ---------------------------------------------------------------------------


ADDRESS:
        ------------------------------------------------------------------------





POSTAL CODE:
            ------------------------------


I confirm that I am the BENEFICIAL owner of               shares of the Company.
                                            --------------
                                               (Common)


SIGNATURE OF
SHAREHOLDER:                                     DATE:
            ---------------------------------         --------------------------


CUSIP:   46052H-10-2

SCRIP COMPANY CODE:  IUCQ

                        INTERNATIONAL URANIUM CORPORATION
                                 (THE "COMPANY")

                    REQUEST FOR INTERIM FINANCIAL STATEMENTS


In accordance with National Instrument 54-102 of the Canadian Securities Administrators, registered and beneficial shareholders of the Company may elect annually to receive interim corporate mailings, including interim financial statements of the Company, if they so request. If you wish to receive such mailings, please complete and return this form to:

                      COMPUTERSHARE TRUST COMPANY OF CANADA
                              100 UNIVERSITY AVENUE
                                    9TH FLOOR
                                   TORONTO, ON
                                     M5J 2Y1


NAME:
     ---------------------------------------------------------------------------


ADDRESS:
        ------------------------------------------------------------------------



        ------------------------------------------------------------------------


POSTAL CODE:
            ------------------------------


I confirm that I am the REGISTERED owner of               shares of the Company.
                                           ---------------
                                              (Common)


SIGNATURE OF
SHAREHOLDER:                                     DATE:
            ---------------------------------         --------------------------


CUSIP:   46052H-10-2

SCRIP COMPANY CODE:  IUCQ

                                                                       Exhibit 6

TO OUR SHAREHOLDERS

We are pleased to report on some very exciting developments in the uranium market and in your Company. Over the past two years, due to the depressed uranium price, your Company has been focusing on the alternate feed business and maintaining its Mongolian and U.S. uranium assets on stand-by pending an increase in the uranium price. In the past six months, the price of uranium has increased over 40%, from $11.20 per pound at the end of July 2003 to over $15.00 per pound as of February, 2004. Uranium consumption is currently about 170 million pounds per year, with primary production contributing only about 95 million pounds of that amount. The difference is being made up from government programs, government stockpiles and market inventories. This market imbalance, where demand significantly exceeds primary production, has been evident for the last ten years. However, many uranium market analysts now believe that the industry is at or near the point where uranium from government programs, government stockpiles and inventories is becoming depleted and there is going to be a significant short fall in the supply of uranium. This has led many market analysts to conclude that further strengthening in the price of uranium could occur.

Given the recent increase in the price of uranium and the perceived long term improvement in the uranium market, your Company has increased its efforts to add premium uranium assets to its existing uranium portfolio, while maintaining its position in the alternate feed business.

Perhaps the most exciting of these assets is the Company's option to acquire a 75% interest in the Moore Lake uranium exploration project from JNR Resources Inc. ("JNR"). The Moore Lake project, considered to be one of the three best exploration projects in the world, is located in the Athabasca Basin region of northern Saskatchewan, Canada, which is presently the most prolific uranium exploration and mining area in the world. Three mines in the Athabasca Basin region, the McArthur River, McClean Lake and Eagle Point mines, currently account for about one-third of the world's primary uranium production. The Company, and its partner JNR, are currently carrying out an initial 5,000 meter drilling program which will be expanded pending the results of the first fifteen holes.

In addition to the Moore Lake project, the Company has also optioned a 75% interest in the Lazy Edward Bay project with JNR, and has entered into a letter of intent to option a 75% interest in the Crawford Lake project with Phelps Dodge Exploration (Canada) Limited. Both of these projects are also in the Athabasca Basin region. The Company and JNR have also been carrying out an aggressive staking campaign over the past three months in the area. As of the end of January, the Company has optioned or has a 100% interest in over 114,000 hectares in the Athabasca Basin region.

To assist and advise the Company on the acquisition, exploration and development of prospective uranium exploration properties in Canada, the Company has formed a Uranium Exploration Advisory Committee. Heading the committee is Dr. Klaus Lehnert-Thiel, P.Eng., P.Geo., an exploration geoscientist with over 30 years of progressive operations and management experience on uranium, gold, diamond and base metals projects, predominantly in Canada. Considered an expert in the uranium field, Dr. Lehnert-Thiel began his work in the Athabasca Basin of northern Saskatchewan in the late 1960's where he was in charge of large integrated exploration programs during the uranium exploration boom in the area following the discovery of the Rabbit Lake mine. In the early 1970's, Dr. Lehnert-Thiel joined Uranerz Exploration and Mining Limited and was part of the Key Lake discovery team. The other members of the committee are Ron Netolitzky and Rick Bailes. Ron and Rick bring a wealth of uranium exploration, Athabasca Basin, and economic geology experience to the team.

With the recent increases in the price of uranium, the Company is also evaluating the possibility of recommencing its uranium exploration and development program in Mongolia. The Gurvan Saihan Joint Venture, in which the Company has a 70% interest, holds over 1.0 million hectares in Mongolia and has identified mineral deposits to date containing 21.67 million pounds of uranium amenable to the in situ leach method of mining. The Company will also continue to monitor uranium and vanadium prices to determine if and when it would be viable to recommence mining activities on any of its U.S. uranium properties. Due to the higher cost of production at its U.S. mines, further increases in both uranium and vanadium prices above current levels will be required.

Your Company continued to put significant effort into the development of its alternate feed, uranium-bearing waste recycling business, which resulted in several alternate feed contracts and the formation of the Urizon Joint Venture with Nuclear Fuel Services, Inc. ("NFS"). In fiscal 2003, the Company processed over 266,000 tons of alternate feed material from four different sites. The mill run lasted almost twelve months and was completed without one lost time accident. Currently the Mill has approximately 39,000 tons of alternate feed material on the ore pad and an additional 5,900 tons of material, containing approximately 400,000 pounds of uranium, in stockpile at the Mill. The Company will be evaluating restarting the Mill to process both of these materials this year. The Linde project will continue to ship alternate feed materials to the Mill throughout the next fiscal year, and the Company will be receiving approximately 5,000 tons of alternate feed materials from another commercial processor. As well as the foregoing activity, the Company continues to pursue additional alternate feed contracts.

With respect to Urizon, NFS and the Company continued to develop this program over the year, with the completion of the preliminary technical program and the preparation of an application to amend the Company's license for the White Mesa Mill. In April, 2003, NFS submitted a proposal, on behalf of Urizon, to the U.S. Department of Energy ("DOE"), requesting funding for the processing of DOE materials under the Urizon program. These materials would have resulted in the production of about 6.0 million pounds of uranium over a three year period. Unfortunately, the DOE informed Urizon that it was not prepared to accept the proposal at this time due to funding considerations and other DOE priorities. NFS and the Company are currently evaluating the feasibility of the Urizon program and investigating the potential for alternative commercial opportunities to move the program forward without government funding. In the interim, the Company will not be submitting its license amendment application until the path forward is further defined.

On the Moab project, where the Company is proposing to relocate an historic uranium mill tailings pile situated on the flood plain of the Colorado River near Moab, Utah to the White Mesa Mill using slurry pipeline technology, the DOE is progressing with the completion of an Environmental Impact Statement. This EIS will evaluate stabilizing the tailings in place, or relocating the tailings to one of three sites, including the Company's White Mesa Mill. The DOE has released its preliminary EIS to certain government and other interested agencies for comment and plans to issue the EIS for public comment in April of 2004. Although the White Mesa option is currently estimated by DOE to be the highest cost option, there are a number of factors that still need to be considered by the DOE, including the long term use of the pipeline, which the Company believes will make the White Mesa option competitive with the other options being considered by DOE.

Through the year, the Company continued to advance its precious and base metals exploration program in Mongolia. Initial regional field work generated several high ranking prospects, which led to refinement of the land position from 3.5 million hectares to 2.5 million hectares, to concentrate resources on the most prospective areas.

A 3,100 meter drill program was carried out on the Company's Tsagaan Tolgoi/Shiveen Gol precious and base metals project in northwest Mongolia. Results from this initial drilling include favorable geology with accessory mineralization and associated anomalous copper. Thick intersections of low-grade mineralization, as well as thin intercepts of high-grade copper and silver mineralization, were encountered. Results of gold exploration have also been encouraging, as extensive stream sediment anomalies have been defined, and high-grade vein systems were identified which justify follow up investigation. Elsewhere on its holdings, the Company has located large, discrete porphyry copper-gold targets that are ready for detailed site work followed by drilling. For the upcoming year the Company intends to maintain its Mongolian precious and base metals exploration effort at similar expenditure levels as last year, and is also evaluating opportunities to sell or joint venture all or a portion of these properties.

Financially, the position of the Company has improved significantly. In fiscal 2003, the Company had net earnings of $5,533,152, or $0.08 per share as compared to net earnings of $184,990 in 2002. The primary source of earnings was the processing of the significant inventories of alternate feed material that had been stockpiled at the Mill over the past four years. Through this processing, the Company converted its deferred revenue liability into revenue, which improved the Company's balance sheet. In addition, the Company raised Cdn $12.25 million through the issuance of equity in the first quarter of fiscal 2004.

Even though the Company is in a stronger financial position than it was a year ago, management continues to reduce overhead expenditures. Upon the completion of the Mill run in June 2003, the Mill crew was reduced from 65 to 15 personnel. Typically, while the Mill is receiving feed material, there would be a workforce of 20 to 25. However, Mill personnel have developed more efficient procedures and work practices enabling the Company to reduce its workforce without impairing its ability to receive alternate feed materials or to prepare the Mill for the next Mill run. In addition to the changes at the Mill, the Company has also reduced its staffing at its Denver office significantly. To accomplish this, a number of functions have been moved to the Mill and to the Company's Vancouver office.

With the increases in the price of uranium and the acquisition by the Company of premium uranium exploration properties in Canada, together with the potential to recommence exploration and development activities on the Company's Mongolian uranium properties, this is truly an exciting time for the Company.

Finally, the Board, the management and the employees of IUC, would like to thank you, our shareholders, for your continued support.

On behalf of the Board,

/s/ Ron F. Hochstein
-------------------------------------
Ron F. Hochstein
President and Chief Executive Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis of the financial condition and results of operations for International Uranium Corporation ("IUC" or the "Company") for the fiscal year ended September 30, 2003 should be read in conjunction with the consolidated financial statements and accompanying notes. The consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada. Note 16 of the consolidated financial statements provides a discussion of the differences between Canadian and United States accounting principles and practices affecting the Company.

OVERVIEW

IUC is incorporated under the Business Corporations Act (Ontario). The Company is engaged primarily in uranium exploration and in the business of recycling uranium-bearing waste materials, referred to as "alternate feed materials," for the recovery of uranium, alone or in combination with other metals, as an environmentally preferable alternative to the direct disposal of these waste materials. Alternate feed materials are generally ores or residues from other processing facilities that contain uranium in quantities or forms that can be recovered at the Company's White Mesa uranium mill (the "Mill"). In addition, the Company sells uranium recovered from these operations, as well as vanadium and other metals that can be produced as a co-product with uranium. The Company owns several uranium and uranium/vanadium mines in the U.S. that have been shut down pending further improvements in commodity prices. In addition, the Company is engaged in precious and base metals exploration in Mongolia.

Due to deterioration in commodity prices at the time and other factors, the Company ceased its uranium mining and exploration activities in 1999/2000, and shut down all of its mines and its Mongolian uranium joint venture indefinitely, pending significant improvements in commodity prices. During that time period, the Company focused its resources primarily on the continuing development of the alternate feed, uranium-bearing waste recycling business, and the Company initiated a precious and base metals exploration program in Mongolia. However, uranium prices have risen significantly in late fiscal 2003 and to date in fiscal 2004. As a result of these recent increases in uranium prices and improved market fundamentals, the Company acquired uranium exploration properties in the Athabasca Region of Saskatchewan, Canada, and commenced an exploration program on certain of those properties in early fiscal 2004. While the Company is currently evaluating the possibility of recommencing its uranium exploration program in Mongolia, further increases in both uranium and vanadium prices above current levels would be required in order for the Company to consider recommencing its U.S. mining activities since its U.S. mines have a higher cost of production.

In addition to its exploration programs, the Company intends to devote significant resources to the ongoing development of the alternate feed, uranium-bearing waste recycling business. The Company continues to expect that the development of the business of recycling uranium-bearing materials can continue to help offset Mill and mine standby costs, and, potentially, result in sustained profitable operations for the Company. While the Company has had considerable success to date in this initiative, and the alternate feed business has helped to offset Mill and mine standby costs, the Company has not to date developed a sufficient backlog of alternate feed business to result in sustained profitable operations for the Company solely from this business. Developing this backlog will continue to be a major focus of the Company.

In the first quarter of fiscal 2003, the Company entered into a joint venture with Nuclear Fuel Services, Inc. ("NFS") for the pursuit of an alternate feed program for the Company's Mill. The joint venture is carried out through Urizon Recovery Systems, LLC, a 50/50 joint venture company.

RESULTS OF OPERATIONS

FISCAL 2003 VERSUS FISCAL 2002

IUC recorded net income of $5,533,152 ($0.08 per share) for the year ended September 30, 2003, compared with net income of $184,990 (nil per share) for 2002. Results for 2003 included, mineral property write-downs of $118,081, a $579,926 gain on the sale of short-term investments, a $210,603 gain on the sale of land and equipment, and a $79,000 gain on the disposition of the "other asset." For 2002, results included asset write-downs of $155,334, a $288,409 gain on the sale of short-term investments, a gain of $29,174 from a decrease in Mill reclamation obligations, and an increase in the carrying value of the "other asset" of $261,000 to reflect current uranium prices. The "other asset" and the offsetting deferred credit represent a put option entered into in fiscal 1999, which granted a third party the option to put up to 400,000 pounds of uranium back to the Company at a price of $10.55 per pound, at any one time during the period of October 1, 2001 to March 31, 2003. On December 20, 2002, the third party exercised the put option. The Company negotiated a settlement and termination of the put option agreement for a payment of $280,000, which was equal to the value of the put option based on then current market conditions.

REVENUES

Revenues for fiscal 2003 of $12,550,018 consisted primarily of process milling fees generated under the Company's alternate feed processing agreements. Revenues for fiscal 2003 increased $5,719,881 or 84% as compared to $6,830,137 in fiscal 2002. The increase was primarily due to the alternate feed mill run, which began during the third quarter of fiscal 2002, and was completed on May 23, 2003. Alternate feed processing activities in fiscal 2003 consisted of the receipt, sampling, analysis and processing of Ashland 1, Linde, Heritage and Molycorp materials.

The Company receives a recycling fee for a majority of the alternate feed materials once they are delivered to the Mill. Fees are recorded as deferred revenue until the material is processed at which time they are recorded as revenue. In addition to the recycling fees, the Company will retain any uranium recovered from these materials, which can be sold in subsequent periods.

The Company continues to hold approximately 424,000 pounds of vanadium, as black flake, and approximately 144,000 pounds of vanadium, as vanadium pregnant liquor. Over the past six months, vanadium prices have improved and are currently trading in the range of $3.00 to $3.75 per pound V(2)O(5). The Company will continue to evaluate opportunities to sell its inventory.

In addition to FUSRAP (Formerly Utilized Sites Remedial Action Program) material from the Linde site, the Company continues to receive deliveries of alternate feed materials from another uranium producer under a long-term arrangement. While the Company will not receive a processing fee for this particular alternate feed material, it will produce uranium from these materials, which will then be sold. As of September 30, 2003, there were approximately 5,900 tons of these materials at the Mill, containing approximately 396,700 lbs of uranium. Revenues from these materials will be recognized as recovered uranium is sold. Materials received from other uranium producers or private industry sources tend to be relatively high in uranium content but relatively small in volume as compared to FUSRAP materials.

                                               2003
($000, except per share amounts)               1st Qtr       2nd Qtr      3rd Qtr      4th Qtr       Full Year
---------------------------------------------- ------------- ------------ ------------ ------------- ------------
Process milling revenue                        4,274         4,818        3,281        42            12,415
Net income (loss)                              2,266         2,545        1,126        (404)         5,533
Basic and diluted income (loss) per share      0.03          0.04         0.02         (0.01)        0.08


                                               2002
($000, except per share amounts)               1st Qtr       2nd Qtr      3rd Qtr      4th Qtr       Full Year
---------------------------------------------- ------------- ------------ ------------ ------------- ------------
Process milling revenue                        115           147          607          5,961         6,830
Net income (loss)                              (1,133)       (1,146)      (1,763)      4,227         185
Basic and diluted income (loss) per share      (0.02)        (0.02)       (0.03)       0.06          -


COST OF PRODUCTS AND SERVICES SOLD

Process milling expenditures for fiscal 2003 of $4,671,199, which represent expenditures incurred receiving and processing alternate feed materials, increased $2,623,408 as compared to process milling expenditures of $2,047,791 for fiscal 2002. The increase was due to approximately eight months of mill processing during fiscal 2003 versus approximately four months during fiscal 2002.

Approximately 51,200 tons of material was received during the fiscal year bringing the total received as of September 20, 2003 to over 302,400 tons from the Ashland 1, Linde, Heritage and Molycorp sites. As of September 30, 2003, approximately 35,700 tons of material remained in stockpile waiting to be processed during the next mill run. The timing of the next mill run will depend on a number of factors such as uranium price and the amount of materials that will have been received on site.

MILL STAND-BY

Mill stand-by expenses consist primarily of payroll and related expenses for personnel, parts and supplies, contract services and other overhead expenditures required to maintain the Mill on stand-by status until a sufficient stockpile of alternate feed material has been accumulated to justify an efficient mill run. Mill stand-by expenditures were $738,730 for fiscal 2003 as compared to $2,136,389 for fiscal 2002. The decrease of $1,397,659 or 65% was primarily due to approximately four months of stand-by in fiscal 2003 versus eight months in fiscal 2002. Significant staff reductions at the end of the third quarter also contributed to the decrease in mill stand-by costs. Currently a crew of 15 management and maintenance personnel remains at the Mill. During the recently completed mill run, the Mill maintained an average of 64 employees to process its stockpile of alternate feed material.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses consist primarily of payroll and related expenses for personnel, legal, contract services and other overhead expenditures. Selling, general and administrative expenses for fiscal 2003 were $2,622,131 as compared to $3,386,845 for fiscal 2002. The decrease of $764,714 or 23% was the result of decreased expenditures of $878,218 for legal fees associated with regulatory actions, and other related overhead cost decreases, offset by increases in Urizon expenditures of $113,504.

EXPLORATION

During the second quarter of fiscal 2002, the Company initiated a precious and base metals exploration effort in Mongolia. This program is being funded 100% by the Company. As of September 30, 2003, the Company controlled 68 exploration licenses totaling 2.5 million hectares, 46 of these licenses are held 100% by the Company and 22 licenses are under a purchase option. Detailed field programs were initiated in the 2003 field season, including geologic mapping, geochemical sampling, and geophysical surveys. In addition, the Company drilled approximately 3,100 meters on its Shiveen Gol project area in western Mongolia. Exploration property holdings are being refined as fieldwork results become available.

Total gross program expenditures, including capitalized exploration expenditures, for fiscal 2003 of $1,565,419 increased by $963,586 as compared to $601,833 in fiscal 2002. The increase was due to extensive exploration, including the drilling program on specific targets.

The Company also has a 70% interest in the Gurvan-Saihan Joint Venture in Mongolia. The other parties to the joint venture are the Mongolian government as to 15% and Geologorazvedka, a Russian geological concern, as to 15%. The joint venture holds 5 exploration licenses totaling 1 million hectares. This in-situ leach uranium project remained on stand-by during fiscal 2003.

OTHER INCOME AND EXPENSE

Net interest and other income for fiscal 2003 was $1,296,738 as compared to $916,780 for fiscal 2002. The increase of $379,958 was primarily the result of an increase in gains on the sale of short-term investments of $291,517 and an increase in income from the sale of land and equipment of $206,017. In addition, interest income decreased $89,155 due to a decrease in the average cash balances available for investment.

RESULTS OF OPERATIONS

FISCAL 2002 VERSUS FISCAL 2001

IUC recorded net income of $184,990 (nil per share) for the year ended September 30, 2002, compared with a net loss of $2,822,876 ($0.04 per share) for 2001. Results for 2002 included, asset write-downs of $155,334, a $288,409 gain on the sale of short-term investments, a gain of $29,174 from a decrease in Mill reclamation obligations, and an increase to the carrying value of the "other asset" of $261,000 to reflect current uranium prices. For 2001, results included a charge of $300,663 for expenses associated with an increase in Mill reclamation obligations, a $361,177 gain on the sale of short-term investments, and an increase to the carrying value of the "other asset" of $760,000 to reflect current uranium prices.

REVENUES

Revenues for fiscal 2002 of $6,830,137 consisted of process milling fees generated under the Company's alternate feed processing agreements. Revenues for fiscal 2002 increased $6,020,374 from $809,763 in fiscal 2001. The increase was due primarily to the commencement of the alternate feed mill run, which began on June 13, 2002.

Process milling fees for fiscal 2002 of $6,830,137 increased $6,067,907 as compared to process milling fees of $762,230 for fiscal 2001. Alternate feed processing activities in fiscal 2002 consisted primarily of the receipt, sampling and analysis of Ashland 1, Linde and Heritage materials and the processing of Ashland 1 materials. Approximately 37,000 tons of material was received during the fiscal year bringing the total received to over 251,100 tons from the Ashland 1, Linde and Heritage sites. The Mill processed approximately 88,300 tons of this material during fiscal 2002, leaving a stockpile of approximately 162,800 tons to be processed in fiscal 2003.

                                               2002
($000, except per share amounts)               1st Qtr       2nd Qtr      3rd Qtr      4th Qtr       Full Year
---------------------------------------------- ------------- ------------ ------------ ------------- ------------
Process milling revenue                        115           147          607          5,961         6,830
Net income (loss)                              (1,133)       (1,146)      (1,763)      4,227         185
Basic and diluted income (loss) per share      (0.02)        (0.02)       (0.03)       0.06          -

                                               2001
($000, except per share amounts)               1st Qtr       2nd Qtr      3rd Qtr      4th Qtr       Full Year
---------------------------------------------- ------------- ------------ ------------ ------------- ------------
Process milling revenue                        276           246          153          87            762
Net income (loss)                              (709)         (1,037)      (1,274)      197           (2,823)
Basic and diluted income (loss) per share      (0.01)        (0.02)       (0.02)       -             (0.04)


COST OF PRODUCTS AND SERVICES SOLD

Process milling expenditures for fiscal 2002 of $2,047,791, which represent expenditures incurred receiving and processing alternate feed materials, increased $1,280,830 as compared to process milling expenditures of $766,961 for fiscal 2001. The increase was due primarily to the start-up of the Mill in fiscal 2002. Expenditures incurred during fiscal 2002 for processing materials were $1,726,572 as compared to fiscal 2001 when the Company did not process any alternate feed materials. This increase in processing expenditures was partially offset by a lower volume of material received at the Mill during 2002 as compared to 2001. During fiscal 2002, the Company received 36,950 tons of Ashland 1, Linde and Heritage materials at a cost of $321,218 as compared to fiscal 2001 when the Company received 88,865 tons at a cost of $766,962. The decrease of 51,915 tons or 58% was due to a decline in Ashland 1 material, as the receipt of this material was then nearly complete.

MILL STAND-BY

Mill stand-by expenses consist primarily of payroll and related expenses for personnel, parts and supplies, contract services and other overhead expenditures required to maintain the Mill on stand-by status until a sufficient stockpile of alternate feed material has been accumulated to justify an efficient mill run. Mill stand-by expenditures were $2,136,389 for fiscal 2002 as compared to $2,675,090 for fiscal 2001. The decrease of $538,701 or 20% was due to approximately nine months of stand-by in fiscal 2002 versus twelve months in fiscal 2001. The decrease in costs due to the shorter duration of stand-by was partially offset by ramping up the number of personnel and additional expenditures preparing for the mill run, which began during the third quarter of fiscal 2002. The Mill added 42 additional employees in fiscal 2002 to process its stockpile of alternate feed material.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses consist primarily of payroll and related expenses for personnel, legal, contract services and other overhead expenditures. Selling, general and administrative expenses for fiscal 2002 were $3,386,845 as compared to $2,222,478 for fiscal 2001, an increase of $1,164,367.
The increase resulted primarily from increased expenditures for labor and professional services, insurance, and other related costs associated with the Company's vigorous efforts to expand its alternate feed, uranium-bearing waste recycling business, and increased expenditures associated with the Urizon Joint Venture, and the Moab Project.

EXPLORATION

The Company initiated a precious and base metals exploration effort during fiscal 2002 in Mongolia. This program was funded 100% by the Company, and the Company holds a 100% interest in the lands that have been licensed for exploration. At the end of September 2002, the Company had acquired 23 exploration licenses totaling 1.6 million hectares. Additional exploration licenses were pending at the time. As of September 2002, activities had included land and data acquisition, geophysical and geochemical analysis and an extensive field program. Total program expenditures, including capitalized exploration expenditures, for fiscal 2002 were $601,833.

OTHER INCOME AND EXPENSE

Net interest and other income for fiscal 2002 was $916,780 as compared to $1,558,194 for fiscal 2001. The decrease of $641,414 was primarily the result of an increase of $256,505 in income from equipment sales offset by a decrease of $792,639 in interest income due to significantly lower interest rates paid on short-term investments and a decrease in the average cash balances available for investment.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2003, the Company had cash and short-term investments of $4,729,039 and working capital of $7,294,884 as compared to cash and short-term investments of $9,759,946 and a working capital deficit of $82,136 at September 30, 2002. The increase of $7,377,020 in working capital was primarily the result of the Company's processing of alternate feed materials. As the alternate feed materials were processed, deferred revenue was recorded as revenue, which reduced current liabilities and assisted in the elimination of the Company's working capital deficit. Deferred revenue of $2,158,938, which is associated with approximately 35,700 tons of alternate feed material that remained in stockpile after completion of the 2002/2003 mill run and is not expected to be processed during the next 12 months, was accounted for as a long-term liability. The Company must continue to generate new sources of alternate feed material to maintain a positive working capital position.

Net cash used in operating activities was $4,396,379 for the fiscal year ended September 30, 2003 and consisted primarily of net income from continuing operations of $5,533,152, adjusted for non-cash items of depreciation of $617,554, offset by an increase in trade and other receivables of $1,184,340 reflecting increased receipts of alternate feed material as well as amounts due from Urizon. In addition, deferred revenues decreased by $8,740,256. Deferred revenues represent proceeds received or receivable on delivery of alternate feed materials but in advance of the required processing activity. As the Ashland 1, Linde, Heritage and Molycorp materials were processed; the deferred revenue was reclassified as revenue. The cost of processing these materials was recorded as process milling expenditures and the Company's cash position was decreased by the cost of processing.

Net cash provided by investment activities was $1,148,438 for the fiscal year ended September 30, 2003 and consisted primarily of proceeds from the sale of short-term investments of $3,559,403, offset by purchases of short-term investments of $996,675. Restricted investments decreased by $536,392, primarily reflecting the settlement and termination of the uranium concentrates sale and put option agreement entered into with a third party. A $1,000,000 bond that secured a portion of this transaction was released on January 15, 2003, which resulted in an equal reduction in restricted investments. This reduction in bonding was offset by interest income from restricted investments of $440,010. Exploration expenditures on mineral properties in Mongolia that were capitalized totaled $1,356,166 during fiscal 2003, and investment in intellectual property from Urizon was $750,000. Intellectual property represents the Company's 50% interest in Urizon's technology.

Net cash provided by financing activities during the fiscal year ended September 30, 2003 totaled $176,238 and consisted primarily of cash received from stock options exercised of

$468,924, offset by a cash payment of $280,000 to settle and terminate the put option entered into during fiscal 1999.

The Company believes that existing funds and cash flow from operations should be sufficient to satisfy its exploration activities, working capital requirements, commitments under the Urizon Joint Venture, and capital expenditures for the next twelve months. These funds have been supplemented by the issuance of additional equity amounting to gross proceeds of Cdn $12,250,000, in the first quarter of fiscal 2004.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company's consolidated financial statements in conformity with accounting principles in Canada and the United States requires management to make estimates and assumptions regarding future events. These estimates and assumptions affect the reported amounts of certain assets and liabilities, and disclosure of contingent liabilities.

The most critical accounting principles upon which the Company's financial status depends are those requiring estimates of the timing and amount of future reclamation obligations and the recoverability of its capitalized mineral property expenditures.

On an ongoing basis, management re-evaluates its estimates and assumptions. However actual amounts could differ from those based on such estimates and assumptions. The Company's accounting policies are further described in Note 2 to the consolidated financial statements.

CONTRACTUAL OBLIGATIONS

Set out below are the Company's principal contractual obligations in the following categories:

                                                          Less than 1    1 to 3       3 to 5      More than
(expressed in thousands of dollars)                       Year           Years        Years       5 Years
--------------------------------------------------------- -------------- ------------ ----------- -------------
Operating lease obligations                               $109           $291         $92         -
Reclamation obligations                                   -              12,321       -           -
                                                          -------------- ------------ ----------- -------------
                                                          $109           $12,612      $92         $99
                                                          ============== ============ =========== =============


The reclamation obligations are fully bonded and the timing may be subject to change depending upon the Company's business objectives.

ENVIRONMENTAL RESPONSIBILITY

Each year, the Company reviews the anticipated costs of decommissioning and reclaiming its Mill and mine sites as part of its environmental planning process. The Company also formally reviews the Mill's reclamation estimate annually with the U.S. Nuclear Regulatory Commission. The Mill and mine reclamation estimates at September 30, 2003 are $12,320,983, which are currently expected to be sufficient to cover the projected future costs for reclamation of the Mill and mine operations. However, there can be no assurance that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained in the Company's financial statements.

The Company has posted bonds as security for these liabilities and has deposited cash, cash equivalents, and fixed income securities as collateral against these bonds. For fiscal 2003 and 2002, the amount of these restricted investments collateralizing the Company's reclamation obligations was $12,106,947 and $11,666,937, respectively. The increase of $440,010 was due to interest income from these investments.

As mentioned in previous reports, the Company had detected some chloroform contamination at the Mill site that appeared to have resulted from the operation of a temporary laboratory facility that was located at the site prior to and during the construction of the Mill facility, and from septic drain fields that were used for laboratory and sanitary wastes prior to construction of the Mill's tailings cells. In April 2003, the Company commenced an interim remedial program of pumping the chloroform-contaminated water from the groundwater to the Mill's tailings cells. This will enable the Company to begin clean up of the contaminated areas and to take a further step towards resolution of this outstanding issue. Although the investigations to date indicate that this contamination appears to be contained in a manageable area, the scope and costs of remediation have not yet been determined and could be significant.

RESEARCH AND DEVELOPMENT

The Company does not have a research and development program per se. Process development efforts expended in connection with processing alternate feeds are included as a cost of processing. Process development efforts expended in the evaluation of potential alternate feed materials that are not ultimately processed at the Mill are included in Mill overhead costs. The Company does not rely on patents or technological licenses in any significant way in the conduct of its business.

TREND INFORMATION

During the period 1997 through 2000, the Company saw a deterioration in both uranium and vanadium prices, from $11.00 per pound of U(3)O(8) and $4.10 per pound of V(2)O(5) in October 1997 to $7.40 per pound of U(3)O(8) and $1.70 per pound of V(2)O(5) at the end of September, 2000. As a result of these decreases in commodity prices, the Company decided to cease its uranium and uranium/vanadium mining and exploration activities in 1999, and has shutdown all of its uranium and uranium/vanadium mines and its Mongolian Gurvan-Saihan Joint Venture. Also as a result of these market events, the Company decided to marshal its resources and to concentrate its operations primarily on the continuing development of the alternate feed, uranium-bearing waste recycling business. Although uranium prices have increased to $15.50-$15.60 per pound U(3)O(8) as of February 12, 2004, and vanadium is currently trading in the range of $3.00 to $3.75 per pound V(2)O(5), prices are still too low to justify the operation of the Company's U.S. mines given their higher cost of production. However, with these higher uranium prices, the Company is evaluating restarting development of its Gurvan-Saihan Joint Venture. In addition, the Company acquired additional uranium exploration properties in Canada in fiscal 2004 and has commenced an aggressive exploration program on certain of those properties.

Although the Mill's tailings system currently has capacity to process all of the alternate feed materials under contract with the Company, this capacity is expected to run out within the next one to three years, depending on the level of success of the Company in entering into contracts for the processing of additional feed materials. In order to provide additional tailings capacity, the Company will have to repair existing tailings Cell No. 4A, at an estimated cost of $1.5-$3.0 million. In addition, if Cell No. 4A is put into use, the reclamation obligation for the Mill would increase by approximately $1.0 million, which would require an increase in the Mill's reclamation bond by that amount. The repair of Cell No. 4A will provide the Company with approximately 2 million tons of additional tailings capacity, which should be ample capacity for the foreseeable future.

OUTLOOK FOR 2004

With the recent increases in uranium price and the improvement in uranium market fundamentals, the Company will be putting more focus on acquisition and development of world-class uranium projects, including its Canadian exploration properties, while also continuing to aggressively pursue additional alternate feed material for the White Mesa Mill.

Revenues for fiscal 2004 will depend on the timing and length of the next mill run and the decision by management to sell uranium and vanadium from inventories. Currently, the Company is performing confirmatory test work for a potential mill run later in the year, in which three alternate feed materials, which have uranium grades ranging from 2% to 10%, would be processed. In addition to these materials, the Company anticipates continuing to receive alternate feed materials from the Linde FUSRAP site throughout the year, as well as approximately 5,000 tons of material from a commercial generator. With respect to the Urizon project, the Company and its joint venture partner, Nuclear Fuel Services, Inc., are investigating alternative commercial arrangements, and re-evaluating the feasibility of the project, as a result of the Department of Energy's recent decision not to fund the program at this time.

To reduce overhead and stand-by expenditures, the Company has reduced the White Mesa Mill staff from a typical stand-by crew of 20 to 25 personnel to 15 personnel. At its Denver office, the Company has reduced staffing and relocated some functions to the White Mesa Mill and to its office in Vancouver, B.C.

With higher uranium prices, the Company is evaluating restarting activity in Mongolia on its Gurvan-Saihan Joint Venture. With respect to the U.S. uranium/vanadium mines, however, the Company intends to maintain those assets on stand-by pending further increases in uranium and vanadium prices, at which time the Company would study the feasibility of re-opening some of these mine sites.

The Company will continue to pursue its precious and base metals program in Mongolia on a limited basis, with the goal to identify potential joint venture partners to provide additional funding for the exploration programs or to potentially sell the properties.

RISKS AND UNCERTAINTIES

Under the NRC's Alternate Feed Guidance, the Mill is required to obtain a specific license amendment allowing for the processing of each new alternate feed material. Various third parties have challenged certain of the Mill's license amendments, although none of such challenges have been successful to date. The Company intends to continue to defend its positions and the validity of its license amendments and proposed license amendments. If the Company does not ultimately prevail in any such actions and any appeals therefrom, the Company's ability to process certain types of alternate feeds, in certain circumstances, may be adversely affected, which could have a significant impact on the Company.

Exploration for and development of mineral properties involve significant financial risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling, constructing mining and process facilities at a site, developing metallurgical processes and extracting uranium and other metals from ore. It is impossible to ensure that the current exploration programs of the Company will result in profitable commercial mining operations.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in the foregoing Management's Discussion and Analysis and elsewhere in this Annual Report to Shareholders constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made and readers are advised to consider such forward-looking statements in light of the risks set forth below.

Risk factors that could affect the Company's future results include, but are not limited to, risks inherent in mineral exploration activities and other operating and development risks, competition, environmental regulations, reliance on alternate feed income, the ability to develop the alternate feed business, changes to reclamation requirements, dependence on a limited number of customers, volatility and sensitivity to market prices for uranium and vanadium, the impact of changes in foreign currencies' exchange rates, political risk arising from operating in Mongolia, changes in government regulation and policies including trade laws and policies, demand for nuclear power, replacement of reserves and production, receipt of permits and approvals from governmental authorities (including amendments for each alternate feed transaction).

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of the Company have been prepared by and are the responsibility of The Board of Directors and Management of the Company. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada which have been reconciled to accounting principles generally accepted in the United States as set out in Note 16, and where appropriate, reflect management's best estimates and judgments based on currently available information.

The Audit Committee of the Board of Directors, consisting of 3 members, meets periodically with management and the Company's auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board for approval.

The Company has developed and maintains a system of control to provide reasonable assurance that financial information is accurate and reliable.

The Company's independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with Canadian and United States generally accepted auditing standards, and their report follows.


/s/ Ron F. Hochstein                                 /s/ David C. Frydenlund
---------------------------                          ---------------------------
Ron F. Hochstein                                     David C. Frydenlund
President and                                        Vice President and
Chief Executive Officer                              Chief Financial Officer


November 14, 2003

AUDITORS' REPORT
TO THE SHAREHOLDERS OF
INTERNATIONAL URANIUM CORPORATION

We have audited the consolidated balance sheets of International Uranium Corporation as at September 30, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years ended September 30, 2003, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2003 and 2002 and the results of its operations and its cash flows for the years ended September 30, 2003, 2002 and 2001 in accordance with Canadian generally accepted accounting principles.

/s/ PricewaterhouseCoopers LLP
-------------------------------
Chartered Accountants
Vancouver, B.C., Canada


November 14, 2003 (except as to Note 17, which is as of January 8, 2004)

                       INTERNATIONAL URANIUM CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                            (UNITED STATES DOLLARS)


                                                         AT SEPTEMBER 30,
                                                   -----------------------------
                                                       2003             2002
                                                   ------------     ------------
ASSETS
 Current assets:
 Cash and cash equivalents                         $  3,639,079     $  6,710,782
 Short-term investments                               1,089,960        3,049,164
 Trade and other receivables                            833,038           99,850
 Inventories (Note 3)                                 1,761,368        1,720,952
 Prepaid expenses and other                             382,488          368,435
 Due from Urizon Joint Venture (Note 4)                 451,152               --
 Other asset (Note 8)                                        --        3,861,000
                                                   ------------     ------------
                                                     8,157,085       15,810,183

 Plant and equipment, net (Note 5)                    2,825,238        3,363,253
 Mongolia mineral properties (Note 6)                 1,776,982          538,897
 Intangible asset (Note 4)                              750,000               --
 Restricted investments (Note 7)                     12,106,947       12,666,937
                                                   ------------     ------------
                                                   $ 25,616,252     $ 32,379,270
                                                   ============     ============

LIABILITIES
 Current liabilities:
 Accounts payable and accrued liabilities          $    847,729     $    762,883
 Notes payable                                           14,472           10,242
 Deferred revenue                                            --       10,899,194
 Deferred credit (Note 8)                                    --        4,220,000
                                                       862,201       15,892,319

 Notes payable, net of current portion                   51,052           43,548
 Reclamation obligations (Note 9)                    12,320,983       12,320,983
 Deferred revenue                                     2,158,938               --
 Other long-term liability (Note 4)                      98,582               --
                                                     15,491,756       28,256,850

SHAREHOLDERS' EQUITY
 Share capital (Note 10)
 Issued and outstanding (68,970,066 and
 65,735,066 shares)                                  37,935,533       37,466,609
 Deficit                                            (27,811,037)     (33,344,189)
                                                   ------------     ------------
                                                     10,124,496        4,122,420
                                                   ------------     ------------
                                                   $ 25,616,252     $ 32,379,270
                                                   ============     ============


Contingency (Note 14)
Subsequent events (Note 17)


ON BEHALF OF THE BOARD



/s/ Ron F. Hochstein                           /s/ Lukas H. Lundin
------------------------------                 -----------------------------
Ron F. Hochstein, Director                     Lukas H. Lundin, Director

                       INTERNATIONAL URANIUM CORPORATION
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                            (UNITED STATES DOLLARS)


                                                                   YEARS ENDED SEPTEMBER 30,
                                                        ------------------------------------------------
                                                            2003              2002              2001
                                                        ------------      ------------      ------------
OPERATIONS
Revenue
 Vanadium sales                                         $         --      $         --      $     47,533
 Process milling                                          12,415,001         6,830,137           762,230
 Engineering services (Note 13(d))                           135,017                --                --
                                                        ------------      ------------      ------------
  Total revenue                                           12,550,018         6,830,137           809,763
                                                        ------------      ------------      ------------
Costs and expenses
 Vanadium cost of sales                                           --                --            22,108
 Process milling expenditures                              4,671,199         2,047,791           766,961
 Mill stand-by expenditures                                  738,730         2,136,389         2,675,090
 Selling, general and administrative                       2,622,131         3,386,845         2,222,478
 Exploration general                                         209,253            62,936                --
 Write-down of inventories (Note 3)                               --           155,334                --
 Write-down of mineral properties (Note 6)                   118,081                --                --
 Change in market value of other asset (Note 8)              (79,000)         (261,000)         (760,000)
 Change in reclamation obligations                                --           (29,174)          157,663
 Depreciation                                                 33,210            62,806           106,533
                                                        ------------      ------------      ------------
                                                           8,313,604         7,561,927         5,190,833
                                                        ------------      ------------      ------------

Income (loss) before the undernoted items                  4,236,414          (731,790)       (4,381,070)
Other income (expense)
 Gain (loss) on sale of land and equipment                   210,603             4,586          (143,929)
 Gain on sale of short-term investments                      579,926           288,409           361,177
 Net interest and other income                               506,209           623,785         1,340,946
                                                        ------------      ------------      ------------
NET INCOME (LOSS) FOR THE YEAR                             5,533,152           184,990        (2,822,876)
                                                        ============      ============      ============
Basic and diluted income (loss) per share (Note 10)     $       0.08      $         --      $      (0.04)
                                                        ============      ============      ============
Basic weighted average number of shares outstanding       67,011,765        65,652,998        65,542,943
                                                        ============      ============      ============
DEFICIT
Deficit, beginning of year                               (33,344,189)      (33,529,179)      (30,706,303)
 Net income (loss) for the year                            5,533,152           184,990        (2,822,876)
                                                        ------------      ------------      ------------
DEFICIT, END OF YEAR                                    $(27,811,037)     $(33,344,189)     $(33,529,179)
                                                        ============      ============      ============

                        INTERNATIONAL URANIUM CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (UNITED STATES DOLLARS)

                                                                     YEARS ENDED SEPTEMBER 30,
                                                         ------------------------------------------------
                                                             2003              2002              2001
                                                         ------------      ------------      ------------
CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
Net income (loss) for the year                           $  5,533,152      $    184,990      $ (2,822,876)
Items not affecting cash
 Depreciation                                                 617,554           813,050           872,307
 (Gain) loss on sale of land and equipment                   (210,603)           (4,586)          143,929
 Gain on sale of short-term investments                      (579,926)         (288,409)         (361,177)
 Write-down of inventories                                         --           155,334                --
 Gain on disposition of other asset                           (79,000)               --                --
 Gain in market value of other asset                               --          (261,000)         (760,000)
 (Decrease) increase in reclamation liabilities                    --           (29,174)          157,663
 Write-down of mineral properties                             118,081                --                --
 Forgiveness of notes receivable                                   --           200,000                --
Changes in non-cash working capital items
 (Increase) decrease in trade and other receivables        (1,184,340)        1,450,388           892,826
 (Increase) decrease in inventories                           (40,416)           10,269            26,983
 (Increase) decrease in other current assets                  (14,053)         (162,525)           50,778
 Increase (decrease) in other accounts payable
   and accrued liabilities                                    183,428           355,493          (248,662)
 (Decrease) increase in deferred revenue                   (8,740,256)       (4,166,921)        5,786,113
                                                         ------------      ------------      ------------
 NET CASH (USED IN) PROVIDED BY OPERATIONS                 (4,396,379)       (1,743,091)        3,737,884
                                                         ------------      ------------      ------------
INVESTING ACTIVITIES
 Purchase of properties, plant and equipment                  (74,616)         (215,554)          (78,151)
 Mongolia mineral properties                               (1,356,166)         (538,897)               --
 Purchase of intangible asset                                (750,000)               --                --
 Proceeds from sale of surplus equipment and land             230,100            40,964            41,907
 Purchase of short-term investments                          (996,675)         (752,626)      (13,070,658)
 Proceeds from sale of short-term investments               3,559,403         9,679,079         1,744,627
 Decrease (increase) in restricted investments                536,392        (2,141,864)       (1,654,084)
                                                         ------------      ------------      ------------
 NET CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES       1,148,438         6,071,102       (13,016,359)
                                                         ------------      ------------      ------------
FINANCING ACTIVITIES
 (Increase) decrease in notes payable                         (12,686)               31           (16,592)
 Settlement of other asset                                   (280,000)               --                --
 Exercise of stock options                                    468,924            17,396             9,811
                                                         ------------      ------------      ------------
 NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES          176,238            17,427            (6,781)
                                                         ------------      ------------      ------------
(Decrease) increase in cash and cash equivalents           (3,071,703)        4,345,438        (9,285,256)
Cash and cash equivalents, beginning of year                6,710,782         2,365,344        11,650,600
                                                         ------------      ------------      ------------
CASH AND CASH EQUIVALENTS, END OF YEAR                   $  3,639,079      $  6,710,782      $  2,365,344
                                                         ============      ============      ============

INTERNATIONAL URANIUM CORPORATION
Notes to Consolidated Financial Statements
September 30, 2003, 2002 and 2001
(United States Dollars)

1.   Organization and Nature of Operations

     International Uranium Corporation ("IUC" or the "Company") is incorporated under the Business Corporations Act (Ontario). The Company is engaged primarily in uranium exploration and in the business of recycling uranium-bearing waste materials, referred to as "alternate feed materials," for the recovery of uranium, alone or in combination with other metals, as an environmentally preferable alternative to the direct disposal of these waste materials. Alternate feed materials are generally ores or residues from other processing facilities that contain uranium in quantities or forms that can be recovered at the Company's White Mesa uranium mill (the "Mill"). In addition, the Company sells uranium recovered from these operations, as well as vanadium and other metals that can be produced as a co-product with uranium. The Company owns several uranium and uranium/vanadium mines in the U.S. that have been shut down pending further improvements in commodity prices. The Company is also engaged in precious and base metals exploration in Mongolia.

     The Company intends to continue to devote significant resources to the development of the alternate feed, uranium-bearing waste recycling business. The Company expects that the development of the business of recycling uranium-bearing materials can continue to help offset Mill and mine standby costs, and, potentially, result in sustained profitable operations for the Company. While the Company has had considerable success to date in this initiative, and the alternate feed business has helped to offset Mill and mine standby costs, the Company has not to date developed a sufficient backlog of alternate feed business to result in sustained profitable operations for the Company solely from this business. Developing this backlog will continue to be a major focus of the Company.


     In the first quarter of fiscal 2003, the Company entered into a joint venture with Nuclear Fuel Services, Inc. ("NFS") for the pursuit of a long-term alternate feed program for the Company's Mill. The joint venture is carried out through Urizon Recovery Systems, LLC, a 50/50 joint venture company.

2.   Significant Accounting Policies

     These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Differences from United States generally accepted accounting principles, which would have a significant impact on these financial statements, are disclosed in Note 16.

a.   Basis of consolidation

     The consolidated financial statements include the accounts of its wholly owned subsidiaries, International Uranium Holdings Corporation, International Uranium (Bermuda I) Ltd., International Uranium (Bermuda II) Ltd., International Uranium Company (Mongolia) Ltd., and International Uranium (USA) Corporation, and on a proportionate consolidation basis, Urizon Recovery Systems, LLC.

b.   Use of estimates

     The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and notes thereto. Actual results could differ from those estimated.

c.   Cash and cash equivalents

     Cash and cash equivalents consist of cash on deposit and short term money market instruments with maturities at the date of purchase of three months or less.

d.   Income taxes

     The Company follows the liability method of accounting for income taxes. Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and the respective income tax basis of assets and liabilities (temporary differences). The resulting changes in the net future tax asset or liability are included in income. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the substantive enactment date. Future income tax assets are evaluated and if realization is not considered to be "more likely than not," a valuation allowance is provided.

e.   Investments

     Investments are valued at the lower of cost and market value except for restricted fixed income securities, which are to be held to maturity and are recorded at amortized cost. Investments are written down to reflect an other than temporary impairment.

     Investments in joint ventures are accounted for using the proportionate consolidation method. Under this method, the Company's proportionate share of joint venture revenues, expenses, assets and liabilities is included in the accounts.

f.   Inventories

     In-process inventories, which consist of partially processed uranium and vanadium bearing ores, and uranium and vanadium concentrates are valued at the lower of cost and net realizable value using the first-in, first-out method. Consumable parts and supplies are valued at the lower of weighted average cost and replacement cost.

g.   Plant and equipment

     Plant and equipment are recorded at the lower of cost and net recoverable amount. Plant and equipment are depreciated on a straight-line basis over their estimated useful lives from three to fifteen years. Plant and equipment placed on stand-by are depreciated over their remaining lives. Plant and equipment held for resale are recorded at the lower of cost and net realizable value. Gains or losses from normal sales or retirements of assets are included in other income or expense.

h.   Exploration properties

     Mineral exploration costs are capitalized as incurred. When it is determined that a mineral property can be economically developed, the cost of the property and the related exploration expenditures are amortized using the unit-of-production method over the estimated life of the ore body. When a project is determined to be unsuccessful, the mining property and the related exploration expenditures are written down to their net recoverable amount.

i.   Asset impairment

     The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment loss is measured as the amount by which asset-carrying value exceeds net recoverable amount. Net recoverable amount is generally determined using estimated undiscounted future cash flows. An impairment is considered to exist if total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. An impairment loss is measured and recorded based on undiscounted estimated future cash flows. Future cash flows are determined by subtracting production and capital costs from estimated revenues. Estimated revenues are based on estimated uranium and vanadium prices (considering current and historical prices, price trends and related factors), estimates of the pounds of uranium and vanadium to be produced, and estimated recycling fees from alternate feed materials. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Any differences between significant assumptions used and actual market conditions and/or the Company's performance could have a material effect on the Company's financial position and results of operations.

j.   Environmental protection and reclamation costs

     Effective October 1, 2002, the Company adopted the new standard of the Canadian Institute of Chartered Accountants ("CICA") relating to asset retirement obligations. Under this new standard, asset retirement obligations are recognized when incurred and recorded as liabilities at fair value. Under the standard, the liability is accreted over time through periodic charges to earnings.

     The implementation of this standard was not material to the Company.

k.   Foreign currency translation

     These consolidated financial statements are denominated in United States dollars, the Company's functional currency. Substantially all of the Company's assets and operations are located in the United States, with the exception of the mineral exploration properties in Mongolia and Canada. The majority of its costs are denominated in United States dollars.

     Amounts denominated in foreign currencies are translated into United States dollars as follows:

     a. monetary assets and liabilities at the rates of exchange in effect at balance sheet dates;

     b.   non-monetary assets at historical rates;

     c.   revenue and expense items at the average rates for the period.

     The net effect of the foreign currency translation is included in the statement of earnings.

l.   Basic and diluted earnings per share

     Earnings or loss per share are presented for basic and diluted net income
     (loss). Basic earnings per share are computed by dividing net income or loss by the weighted average number of outstanding common shares for the year. The Company follows the "treasury stock" method in the calculation of diluted earnings per share. Under this method, dilution is calculated based upon the net number of common shares issued should "in the money" options be exercised and the proceeds used to repurchase common shares at the weighted average market price in the period.

m.   Revenue recognition

     Vanadium sales are recorded in the period that title passes to the customer along with the risks and rewards of ownership.

     Process milling fees are recognized as the applicable material is processed, in accordance with the specifics of the applicable processing agreement.

     Deferred revenues represent processing proceeds received or receivable on delivery of materials but in advance of the required processing activity.

n.   Stock options

     The Company has a stock option plan which is described in Note 10(c).

     Effective October 1, 2002, the Company adopted the new accounting standard for stock-based compensation. The new standard covers the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard sets out a fair value-based method of accounting that is required for certain, but not all, stock-based transactions. The fair value method must be applied to all stock-based payments to non-employees. However, the new standard permits the Company to continue its existing policy that no compensation cost is recorded on the granting of stock options to employees and directors as the exercise price is equal to or greater than the market price at the date of the grant. Consideration paid on exercise of the stock options is credited to capital stock. The standard also requires additional disclosures for options granted to employees and directors, including disclosure of pro forma earnings and pro forma earnings per share as if the fair value-based accounting method had been used to account for employee stock options (Note
     10c).

o.   Intangible Assets

     Intangible assets consist of technological licenses and are amortized over the estimated useful life of the license.

p.   Reclassifications

     Certain amounts reported in prior years have been reclassified to conform to the 2003 presentation.

3.   Inventories

                                  2003           2002
                               ----------     ----------
     Vanadium concentrates     $  838,474     $  828,062
     In process                    70,242         20,450
     Parts and supplies           852,652        872,440
                               ----------     ----------
                               $1,761,368     $1,720,952
                               ==========     ==========

     In fiscal 2002, the Company wrote-down the carrying value of its chemical reagents by $155,334 due to the extended duration of mill stand-by.

4.   Urizon Joint Venture

     On October 18, 2002, the Company entered into a joint venture with Nuclear Fuel Services, Inc. for the pursuit of an alternate feed program for the Company's Mill. The joint venture is carried out through Urizon Recovery Systems, LLC, a 50/50 joint venture company. The Company contributed $1,500,000 in cash together with its technology license. NFS contributed its technology license.

     Pursuant to the Urizon operating agreement, each member must provide services as specified therein and charge Urizon for such services. Depending upon the type of services provided by the members, Urizon reimburses such services to the members either currently when charged or in the future out of available distributable cash after certain profit and funding conditions have been satisfied. The intellectual property represents the Company's 50% interest in Urizon's technology.

     The results of Urizon have been included in the consolidated accounts of the Company on a proportionate basis from the date of acquisition.

     Following are condensed balance sheet and income statements reflecting IUC's interest in the Urizon joint venture.

                                                2003
                                              ---------
     Current assets                           $ 710,836
     Other assets                             $ 750,000

     Current liabilities                      $ 237,982
     Long term debt                           $  98,582

     Operating loss                           ($827,282)
     Cash flows from operating activities     ($ 39,242)


     The joint venture has no cash flows arising from investing or financing activities.

5.   Plant and Equipment

                                                      Accumulated       2003
                                         Cost        Depreciation       Net
                                       ----------    ------------    ----------
     Mill buildings and equipment      $6,965,816     $4,546,437     $2,419,379
     Other machinery and equipment      1,072,879        667,020        405,859
                                       ----------     ----------     ----------
                                       $8,038,695     $5,213,457     $2,825,238
                                       ==========     ==========     ==========


                                                      Accumulated       2002
                                         Cost        Depreciation       Net
                                       ----------    ------------    ----------
     Mill buildings and equipment      $6,908,150     $3,989,793     $2,918,357
     Other machinery and equipment      1,117,780        672,884        444,896
                                       ----------     ----------     ----------
                                       $8,025,930     $4,662,677     $3,363,253
                                       ==========     ==========     ==========

     During fiscal 1999 the Company placed its mining operations on stand-by. At September 30, 2003 and September 30, 2002, capital assets include other machinery and equipment held for resale with an aggregate net book value (being the estimated net realizable value) of $376,285 and $401,937, respectively. These surplus assets are expected to be sold over time as opportunities for sale arise, and the actual proceeds to be realized on the sale of the surplus assets could vary from the carrying value.

6.   Mongolia Mineral Properties

     Mongolia mineral properties are currently made up of the Company's interest in precious and base metals exploration areas in Mongolia. Amounts capitalized during the year include costs related to acquisition of land interests, review of geological data and satellite imagery, drilling, collection of samples and lab analysis. An analysis by project is shown below:

                                     2002           2003                               2003
                                      Net       Expenditures      Write-downs          Net
                                 -----------    ------------      -----------      -----------
     Shiveen Gol                 $    46,775     $   765,332               --      $   812,107
     Tsagaan Tologoi                  57,742         116,921               --          174,663
     Burkheer Khar                    19,756          52,934               --           72,690
     Erdenet                          65,461         116,666             (113)         182,014
     Huvsgol                          42,180          86,094           (4,500)         123,774
     Ulziit                            8,761          35,224               --           43,985
     Chandman Uul                     36,498           4,130          (40,628)              --
     Bayan Uul                        60,081           1,000          (61,081)              --
     Gants Modot                          --          46,329               --           46,329
     Other Exploration Costs         201,643         131,536          (11,759)         321,420
                                 -----------     -----------      -----------      -----------
                                 $   538,897     $ 1,356,166      ($  118,081)     $ 1,776,982
                                 ===========     ===========      ===========      ===========



7.   Restricted Investments

     The Company has placed cash and fixed income securities on deposit to secure its reclamation bonds and certain other obligations (Notes 8 and 9).

                                      2003             2002
                                   -----------     -----------
     Cash and cash equivalents     $ 2,177,688     $ 3,297,063
     Fixed income securities         9,929,259       9,369,874
                                   -----------     -----------
                                   $12,106,947     $12,666,937
                                   ===========     ===========


8.   Other Asset

     On September 13, 1999 the Company entered into a uranium concentrates sale and put option agreement with a third party. The Company transferred 400,000 pounds U(3)O(8) at a purchase price of $10.80 per pound U(3)O(8) under this agreement giving the third party the option to put up to an equivalent quantity to the Company at $10.55 per pound U(3)O(8) at any one time within the period beginning October 1, 2001 and ending March 1, 2003. The transaction was accounted for as a financing and the cost of the inventory was reclassified as an other asset. Restricted investments (Note
     7) collateralized a portion of the transaction.

     The carrying amount of the other asset was adjusted to the lower of cost or market value at the balance sheet date. Changes in market value were reflected in the statement of operations. In fiscal 2001, as a result of an increase in the uranium market price, the other asset was increased from $7.10 to $9.00 per pound U(3)O(8) resulting in a gain of $760,000. In fiscal 2002, as a result of an increase in the uranium market price, the other asset was increased from $9.00 to $9.75 per pound U(3)O(8) net of any estimated costs to sell, resulting in a gain of $261,000.

     On December 20, 2002, the third party exercised the put option. The Company negotiated a settlement and termination of the put option agreement with a payment of $280,000. This resulted in a gain of $79,000.

9.   Provisions for Reclamation

     Estimated future decommissioning and reclamation costs of the Mill and mining properties have been determined based on engineering estimates of the costs of reclamation, in accordance with legal and regulatory requirements. These cost estimates are reviewed periodically by applicable regulatory authorities, and, in the case of the Mill, are reviewed and adjusted annually by the United States Nuclear Regulatory Commission ("NRC") as appropriate, to accurately reflect the estimated costs of reclamation.

     The Company has posted bonds (secured by cash and fixed income securities) in favor of the NRC and the applicable state regulatory agencies as partial collateral for these liabilities and has deposited fixed income securities on account of these obligations (Note 7).

     There have been no changes to the reclamation cost estimate or bonding requirement during the fiscal year.

     Applicable regulations require the Company to estimate reclamation costs on the assumption that the reclamation would be performed at any time by a third party contractor and the reclamation cost estimate required by regulatory authorities is calculated on an undiscounted basis. Management estimates that, once a decision is made to commence reclamation activities, substantially all the reclamation activities could be completed in approximately 24 - 30 months.

     Elements of uncertainty in estimating reclamation and decommissioning costs include potential changes in regulatory requirements, decommissioning and reclamation alternatives. Actual costs may differ from those estimated and such differences may be material.

10.  Share Capital

     a.   Authorized - unlimited number of common shares.

     b.   Issued and outstanding

     Shares


                                             2003           2002           2001
                                          ----------     ----------     ----------
     Beginning of year                    65,735,066     65,600,066     65,525,066
     Employee stock options exercised      3,235,000        135,000         75,000
                                          ----------     ----------     ----------
     End of year                          68,970,066     65,735,066     65,600,066
                                          ==========     ==========     ==========


     Amount

                                             2003            2002            2001
                                          -----------     -----------     -----------
     Beginning of year                    $37,466,609     $37,449,213     $37,439,402
     Employee stock options exercised         468,924          17,396           9,811
                                          -----------     -----------     -----------
     End of year                          $37,935,533     $37,466,609     $37,449,213
                                          ===========     ===========     ===========


c.   Stock options

     The Company has adopted a stock option plan under which the Board of Directors may from time to time grant to directors, officers, key employees and consultants of the Company, options to purchase shares of the Company's common stock. These options are intended to advance the interests of the Company by providing eligible persons with the opportunity, through share options, to acquire an increased proprietary interest in the Company. Options granted under the share option plan have an exercise price equal to the fair market value of such shares on the date of grant. All outstanding options granted to date vest immediately and expire three years from the date of the grant of the option.

     Stock option transactions were as follows:

                              2003            2002            2001
                           ----------      ----------      ----------
     Beginning of year      4,055,000       4,370,000       4,280,000
     Granted                  250,000         495,000         200,000
     Exercised             (3,235,000)       (135,000)        (75,000)
     Expired                 (400,000)       (675,000)        (35,000)
                           ----------      ----------      ----------
     End of year              670,000       4,055,000       4,370,000
                           ==========      ==========      ==========


     Weighted average exercise prices per share were as follows:

                             2003          2002           2001
                           ---------     ---------     ---------
     Beginning of year     Cdn $0.25     Cdn $0.32     Cdn $0.32
     Granted               Cdn $0.31     Cdn $0.32     Cdn $0.26
     Exercised             Cdn $0.20     Cdn $0.20     Cdn $0.20
     Expired               Cdn $0.57     Cdn $0.75     Cdn $0.20
                           ---------     ---------     ---------
     End of year           Cdn $0.32     Cdn $0.25     Cdn $0.32
                           =========     =========     =========

     Stock options outstanding and exercisable as of September 30, 2003 were as follows:

                                            Options Outstanding and Exercisable
    --------------------------------------------------------------------------------------------------------------------
                                           Average Remaining Contractual Life              Weighted Average
             Number Outstanding                         (Years)                        Exercise Price Per Share
    ------------------------------------- ------------------------------------- ----------------------------------------
                  300,000                                 1.25                                 Cdn $0.30
                  250,000                                 2.03                                 Cdn $0.31
                  120,000                                 0.72                                 Cdn $0.37
    ------------------------------------- ------------------------------------- ----------------------------------------
                  670,000                                 1.44                                 Cdn $0.32
    ===================================== ===================================== ========================================


     Outstanding options expire between June 2004 and October 2005.

     Effective October 1, 2002, the Company adopted the new accounting standard for stock based compensation. For income statement purposes the Company has elected not to follow the fair value method of accounting for stock options granted to employees and directors. Accordingly, no compensation expense is recorded on the grant of stock options to employees and directors as the exercise price is equal to the market price at the date of grant. Had the Company followed the fair value method of accounting, the Company would have recorded a compensation expense of $35,751 in respect of its employee and director stock options. Pro forma earnings information determined under the fair value method of accounting for stock options are as follows:

                                                Year Ended
                                             September 30, 2003
                                             ------------------
     Net earnings as reported                  $ 5,533,152
     Compensation expense                      $   (35,751)
     Pro forma                                 $ 5,497,401

     Basic and diluted earnings per share:
     As reported                               $      0.08
     Pro forma                                 $      0.08

     The fair values of options included in the pro forma amounts presented above, have been estimated using an option-pricing model. Assumptions used in the pricing model are as follows:

         Dividend yield                         0%
         Average risk free interest rate     4.04%
         Expected volatility                   65%
         Expected life of options          3 years

     Net income or loss per share was calculated on the basis of the weighted average number of shares outstanding for the year. The weighted average number of shares outstanding at September 30 for, 2003, 2002 and 2001 was 67,011,765, 65,652,998 and 65,542,943, respectively.

     Diluted net income per share reflects the dilutive effect of the exercise of stock options outstanding as at year end. The effect of stock options on the net loss per share in 2001 was not reflected as to do so would be anti dilutive. The number of shares for the diluted net income per share calculation for 2003 and 2002 were 67,634,896 and 66,926,114 respectively.

11.  Income Taxes

                                                         2003              2002             2001
                                                     -----------       -----------       -----------
     Reconciliation
          Combined basic rate                                 40%               40%               40%
          Income (loss) from operations                5,533,152           184,990       ($2,822,876)
                                                     -----------       -----------       -----------
          Income tax recovery at basic rate            2,213,261            73,996        (1,129,150)

          Change in valuation allowance               (2,448,966)            6,228         1,116,563
          Other                                          235,705           (80,224)           12,587
                                                     -----------       -----------       -----------
          Tax expense per consolidated financial
          statements                                          --                --                --
                                                     ===========       ===========       ===========


                                            2003            2002            2001
                                         ----------      ----------      ----------
     Future income tax assets
          Tax losses carried forward      5,283,133       4,667,921       2,532,076
          Inventory                         382,169         413,769         456,036
          Mineral properties              1,124,872       1,472,807       1,444,766
          Deferred revenue                  863,575       3,149,145       4,815,913
          Other                                  --              --         448,623
                                         ----------      ----------      ----------
                                          7,653,749       9,703,642       9,697,414
     Future income tax liability
          Capital assets                 (1,215,287)       (881,176)       (881,176)
          Valuation allowance            (6,438,462)     (8,822,466)     (8,816,238)
                                         ----------      ----------      ----------
          Net future income taxes                --              --              --
                                         ==========      ==========      ==========


     Non-capital loss carry forwards for Canadian tax purposes of approximately $2,386,693 expire from 2004. For U.S. income tax purposes, loss carry forwards of approximately $11,022,815 begin to expire in 2015 unless utilized.

12.  Segmented Information

     a.   Geographic information

                                     2003              2002              2001
                                 ------------      ------------      ------------
      Revenue
               United States     $ 12,550,018      $  6,830,137      $    809,763
                                 ------------      ------------      ------------
                                 $ 12,550,018      $  6,830,137      $    809,763
                                 ============      ============      ============


     Net loss
              Canada            ($    174,372)    ($    192,922)    ($    189,151)
              United States         6,065,195           446,697        (2,440,296)
              Mongolia               (357,671)          (68,785)         (193,429)
                                 ------------      ------------      ------------
                                 $  5,533,152      $    184,990     ($  2,822,876)
                                 ============      ============      ============


     Total assets
              Canada             $    465,510      $     71,657      $     49,080
              United States        23,047,594        31,656,351        35,873,177
              Mongolia              2,103,148           651,262            95,198
                                 ------------      ------------      ------------
                                 $ 25,616,252      $ 32,379,270      $ 36,017,455
                                 ============      ============      ============


     b.   Major Customers

     The Company's business is such that, at any given time, it sells its uranium and vanadium concentrates to and enters into process milling arrangements with a relatively small number of customers. During fiscal 2003, 2002 and 2001, a process milling customer accounted for approximately 89%, 100% and

     80% of total revenues, respectively. Accounts receivable from any individual customer will exceed 10% of total accounts receivable on a regular basis.

13.  Related Party Transactions

     a. During the year ended September 30, 2003, the Company incurred legal fees of $45,847 with a law firm of which a partner is a director of the Company. Legal fees incurred with this law firm were $10,960 for the year ended September 30, 2002 and $8,402 for the year ended September 30, 2001.

     b. During each of the years ended September 30, 2003, 2002 and 2001, the Company incurred management and administrative service fees of $90,000 with a company owned by the Chairman of the Company, which provides investor relations, office premises, secretarial and other services in Vancouver. Amounts due to this company were nil as of September 30, 2003 (2002 - $7,500).

     c. During the period ended September 30, 1997, the Company loaned $200,000 to an officer of the Company in order to facilitate relocation to the Company headquarters. The loan was forgiven on September 30, 2002. The loan was non-interest bearing and was collateralized by the officer's personal residence.

     d. During the year ended September 30, 2003, the Company provided mine reclamation management and engineering support services of $135,017 on a cost plus basis to a company with common directors. Amounts due from this company were $92,426 as of September 30, 2003.

14.  Contingency and Commitments

     As mentioned in previous reports, the Company had detected some chloroform contamination at the Mill site that appeared to have resulted from the operation of a temporary laboratory facility that was located at the site prior to and during the construction of the Mill facility, and septic drain fields that were used for laboratory and sanitary wastes prior to construction of the Mill's tailings cells. In April 2003, the Company commenced an interim remedial program of pumping the chloroform-contaminated water from the groundwater to the Mill's tailings cells. This will enable the Company to begin clean up of the contaminated areas and to take a further step towards resolution of this outstanding issue. Although the investigations to date indicate that this contamination appears to be contained in a manageable area, the scope and costs of final remediation have not yet been determined and could be significant.

     The Company is required to comply with environmental protection laws and regulations and permitting requirements, and the Company anticipates that it will be required to continue to do so in the future. Although the Company believes that its operations are in compliance, in all material respects, with all relevant permits, licenses and regulations involving worker health and safety as well as the environment, the historical trend toward stricter environmental regulation may continue. The uranium industry is subject to not only the worker health and safety and environmental risks associated with all mining businesses, but also to additional risks uniquely associated with uranium mining and milling. The possibility of more stringent regulations exists in the area of worker health and safety, the disposition of wastes, the decommissioning and reclamation of mining and milling sites, and other environmental matters, each of which could have a material adverse effect on the costs of reclamation or the viability of the operations.

     The Company has committed to payments under operating leases for the rental of office space and office equipment. The future minimum lease payments over the next five years are as follows:

             2003                                     $109,198
             2004                                     $111,377
             2005                                      $70,824
             2006                                      $12,276
             2007                                       $9,207

     The company's mineral property commitments are described in Note 17.

15.  Financial Instruments

     a.   Credit risk

     Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents, short-term investments, accounts receivable, amounts due from the Urizon Joint Venture, and restricted fixed income securities. The Company deposits cash and cash equivalents with financial institutions it believes to be creditworthy, principally in money market funds, which may at certain times exceed federally insured levels. The Company's investments consist of investments in U.S. government bonds, commercial paper and high-grade corporate bonds with maturities extending beyond 90 days. The Company's accounts receivable are derived from customers primarily located in the United States. The Company performs ongoing credit evaluation of its customers' financial condition and, in most cases, requires no collateral from its customers. The Company will maintain an allowance for doubtful accounts receivable in those cases where the expected collectability of accounts receivable is in question.

     At September 30, 2003, one processing milling customer accounted for 44% of accounts receivable. At September 30, 2002, the same processing milling customer accounted for 86% of accounts receivable.

     b.   Fair values

     At September 30, 2003 and 2002, the fair values of cash and cash equivalents, trade and other receivables, and amounts due from the Urizon Joint Venture, approximate their carrying values because of the short-term nature of these instruments.

     The fair value of the Company's short-term investments will fluctuate with market prices. At September 30, 2003, market value of these securities exceeded cost by $929,275.

     The fair values of the Company's investments in U.S. government bonds, commercial paper, and corporate bonds, approximate carrying values. Notes receivable and notes payable are at market terms and accordingly, fair values approximate carrying values.

     The fair value of cash and cash equivalents and fixed income securities classified as restricted investments approximates carrying values.

16.  Differences Between Canadian and United States Accounting Principles

     The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which differ in certain respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). The tables below only address measurement differences between Canadian and U.S. GAAP.

     Consolidated Balance Sheets

                                                                         2003              2002
                                                                     ------------      ------------
     Short-term investments
          Canadian basis                                             $  1,089,960      $  3,049,164
          Unrealized gain on available for sale securities (d)            929,275                --
                                                                     ------------      ------------
          U.S. basis                                                 $  2,019,235      $  3,049,164
                                                                     ============      ============

     Plant and equipment, net
          Canadian basis                                             $  2,825,238      $  3,363,253
          Accumulated depreciation of assets held for resale (a)          223,234           223,234
                                                                     ------------      ------------
          U.S. basis                                                 $  3,048,472      $  3,586,487
                                                                     ============      ============

     Mongolia mineral properties
          Canadian basis                                             $  1,776,982      $    538,897
          Exploration expenditures (b)                                 (1,776,982)         (538,897)
                                                                     ------------      ------------
          U.S. basis                                                           --                --
                                                                     ============      ============

     Share capital
          Canadian basis                                             $ 37,935,533      $ 37,466,609
          Amalgamation (c)                                               (615,970)         (615,970)
                                                                     ------------      ------------
          U.S. basis                                                 $ 37,319,563      $ 36,850,639
                                                                     ============      ============

                                                                         2003              2002
                                                                     ------------      ------------
     Deficit
          Canadian basis                                             ($27,811,037)     ($33,344,189)
          Amalgamation (c)                                                615,970           615,970
          Exploration expenditures (b)                                 (1,776,982)         (538,897)
          Accumulated depreciation of assets held for resale (a)          223,234           223,234
                                                                     ------------      ------------
          U.S. basis                                                 ($28,748,815)     ($33,043,882)
                                                                     ============      ============

     Other Comprehensive Income - U.S. basis
          Unrealized gain on available for sale securities (d)            929,275                --
                                                                     ============      ============


     Consolidated Statements of Earnings



                                                                         2003             2002               2001
                                                                    ------------      ------------      ------------
     Net income (loss) under Canadian GAAP                          $  5,533,152      $    184,990      ($ 2,822,876)
     Exploration expenditures (b)                                     (1,238,085)         (538,897)               --
                                                                    ------------      ------------      ------------
     Net income (loss) under U.S. GAAP                                 4,295,067          (353,907)       (2,822,876)
     Unrealized gain on available for sale securities (d)                929,275                --                --
                                                                    ============      ============      ============
     Comprehensive income (loss) under U.S. GAAP                    $  5,224,342      ($   353,907)     ($ 2,822,876)
                                                                    ============      ============      ============

     Basic and diluted net income (loss)
     per share, U.S. GAAP                                           $       0.06      ($      0.01)     ($      0.04)
                                                                    ============      ============      ============

     Consolidated Statements of Cash Flows

                                                                        2003              2002              2001
                                                                    ------------      ------------      ------------
     Cash (used in) provided by operations under Canadian GAAP      ($ 4,396,379)     ($ 1,743,091)     $  3,737,884
     Exploration expenditures (b)                                     (1,238,085)         (538,897)               --
                                                                    ------------      ------------      ------------
     Cash provided by (used in) operations under U.S. GAAP          ($ 5,634,464)     ($ 2,281,988)     $  3,737,884
                                                                    ============      ============      ============

     Cash provided by (used in) investing activities under
     Canadian GAAP                                                  $  1,148,438      $  6,071,102      ($13,016,359)
     Exploration expenditures (b)                                      1,238,085           538,897                --
                                                                    ------------      ------------      ------------
     Cash provided by (used in) investing activities under U.S.
     GAAP                                                           $  2,386,523      $  6,609,999      ($13,016,359)
                                                                    ============      ============      ============



     a. Under Canadian GAAP, the Company's surplus assets were depreciated in excess of net realizable value. Under U.S. GAAP, assets held for resale are recorded at the lower of cost or net realizable value and are not depreciated.

     b. Mineral property exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in Note 2h. For U.S. GAAP purposes, the company expenses, as incurred, exploration expenditures relating to unproven mineral properties. When proven reserves are determined for a property, subsequent exploration and development costs of the property are capitalized. The capitalized costs of such properties would then be assessed periodically to ensure that the carrying value can be recovered on an undiscounted cash flow basis. If the carrying value cannot be recovered on this basis, the mineral properties would be written down to fair value.

     c. Under Canadian GAAP, the amalgamation of the Company with Thornbury Capital Corporation in 1997 has been accounted for as an acquisition of Thornbury resulting in the recording of goodwill. Under U.S. GAAP, the transaction has been accounted for as a recapitalization whereby the net monetary assets of Thornbury would be recorded at fair value, except that no goodwill or other intangibles would be recorded. The goodwill recorded under Canadian GAAP has subsequently been written off. As a result, the deficit and share capital of the Company are both reduced under U.S. GAAP.

     d. Under U.S. GAAP, securities that are available for sale are recorded at fair value and unrealized gains or losses are excluded from earnings and recorded as a separate component of shareholders' equity. Under Canadian GAAP, investments in marketable securities are carried at the lower of cost and estimated fair market value.

     e. Canadian GAAP provides for investments in jointly controlled entities to be accounted for using proportionate consolidation. Under U.S. GAAP, investments in incorporated joint venture are to be accounted for using the equity method. Under an accommodation of the United States Securities and Exchange Commission, the accounting for joint venture need not be reconciled from Canadian to U.S. GAAP. The different accounting treatment affects only the display and classification of financial statement items and not net income or shareholders' equity.

     f. In 2002, the CICA issued Section 3063, "Impairment of long-lived assets". This standard is effective for years beginning on or after April 1, 2003. This new Section provides guidance on the recognition, measurement and disclosure of the impairment of non monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long term prepaid assets. The Company does not expect that the implementation of this new standard will have a material impact on its consolidated financial position or results of operations.

          The FASB has issued Interpretation No. 46, "Consolidation of Variable Interest Entities - an Interpretation of ARB No. 51 (FIN 46). The primary purpose of FIN 46 is to provide guidance on the identification of and financial reporting for, entities over which control is achieved through means other than voting rights. Such entities are known as Variable Interest Entities. FIN 46 is effective for the Company's 2004 year-end. A similar guideline has been introduced in Canada, Accounting Guideline 15 "Consolidation of Variable Interest Entities". This guideline applies to annual and interim periods beginning on or after November 1, 2004. The Company is continuing to evaluate the potential impact of FIN 46 and Accounting Guideline 15.

          The CICA has released amendments to Section 3870, "Stock-based Compensation and Other Stock-based Payments," which require an expense to be recognized in financial statements for all forms of employee stock-based compensation, including stock options, effective for periods beginning on or after January 1, 2004, for public companies. The Company will be required to adopt the standard on October 1, 2004.

          In July 2003, the CICA released Section 1100 "Generally Accepted Accounting Principles". This new Section establishes standards for financial reporting in accordance with generally accepted accounting principles. It describes what constitutes Canadian GAAP and its sources, replacing "Financial Statements Concepts" paragraphs 1000.59-61. Also in July 2003, the CICA released section 1400, "General Standards of Financial Statement Presentation". This Section clarifies what constitutes fair presentation in accordance with generally accepted accounting principles. Both these Sections are effective for fiscal years beginning on or after October 1, 2003 and the Company is currently evaluating their impact.

17.  Subsequent events

     During the first quarter of fiscal 2004, the Company signed a letter of intent to acquire a 75% interest in the Moore Lake project, a uranium exploration project in the southeastern sector of the Athabasca Basin of northern Saskatchewan. The Moore Lake project is being optioned from JNR Resources Inc. IUC has an option to earn up to a 75% interest in the property through aggregate expenditures and investments of Cdn $4.4 million over a period of 4 years. The first year expenditure requirement is Cdn $850,000. In addition, IUC has an option to acquire a 75% interest in the Lazy Edward Bay uranium property, located west of Moore Lake, through expenditures of Cdn $500,000 over a period of 2 years. In order to fund exploration work on this project, the Company has completed a private placement for 2 million flow through common shares at a price of Cdn $1.10 per share.

     On December 16, 2003, the Company completed a private placement for 6.7 million common shares at a price of Cdn $1.50 per share. Net proceeds of the offering will be used towards uranium exploration in the Athabasca Basin of northern Saskatchewan as well as for general working capital purposes.

     On January 8, 2004, the Company signed a letter of intent to acquire a 75% interest in the Crawford Lake uranium exploration project from Phelps Dodge Corporation of Canada, Limited. The property is located in the Athabasca Basin of northern Saskatchewan. Upon completion of the formal agreement and receipt of regulatory approvals, the Company will be able to earn up to a 75% interest in the property through expenditures of Cdn $2.5 million over a four year period. The first year expenditure requirement is Cdn $250,000 of which Cdn $150,000 is a firm commitment.

INTERNATIONAL URANIUM CORPORATION
CORPORATE DIRECTORY



EXECUTIVE OFFICERS

Ron F. Hochstein
President and
Chief Executive Officer

David C. Frydenlund
Vice President, General Counsel,
Chief Financial Officer, and
Corporate Secretary

BOARD OF DIRECTORS

John H. Craig
Audit Committee
Compensation Committee
Corporate Governance and
   Nominating Committee
Environment, Health, and Safety
   Committee
Toronto, Ontario, Canada

David C. Frydenlund
Environment, Health, and Safety
   Committee
Lone Tree, Colorado, USA

Ron F. Hochstein
Lakewood, Colorado, USA

Lukas H. Lundin
Chairman
Audit Committee
Corporate Governance and
   Nominating Committee
Environment, Health, and Safety
   Committee
Compensation Committee
Vancouver, BC,  Canada

William A. Rand
Audit Committee
Compensation Committee
Corporate Governance and
   Nominating Committee
Vancouver, BC, Canada

EXECUTIVE OFFICE

International Uranium (USA) Corp.
1050 Seventeenth Street, Suite 950
Denver, Colorado, USA 80265
Tel:   303.628.7798
Fax:   303.389.4126
www.intluranium.com

CHAIRMAN'S OFFICE

International Uranium Corporation
885 West Georgia St., Suite 2101
Vancouver, BC,  Canada  V6C 3E8

MONGOLIA OFFICE

International Uranium Company (Mongolia) Ltd.
Str. Olympia 8, Shuren Building
Sukhbaatar District
Ulaanbaatar 13, Mongolia

WHITE MESA MILL OFFICE

International Uranium (USA) Corp.
6425 S. Highway 191
PO Box 809
Blanding, Utah, USA  84511

REGISTERED AND RECORDS OFFICE

Cassels Brock & Blackwell
Scotia Plaza, Suite 2100
40 King Street West
Toronto, Ontario, Canada M5H 3C2

LEGAL COUNSEL

Cassels Brock & Blackwell
Scotia Plaza, Suite 2100
40 King Street West
Toronto, Ontario,  Canada M5H 3C2

Shaw Pittman 2300 N Street N.W.
Washington, DC  USA  20037
Parsons Behle & Latimer
One Utah Center, Suite 1800
201 South Main Street
Salt Lake City, Utah, USA  84145

INVESTOR RELATIONS

International Uranium Corporation
885 West Georgia St. Suite 2101
Vancouver, BC,  Canada  V6C 3E8
Tel: 604.689.7842
Fax: 604.689.4250

BANKERS

Canadian Imperial Bank of Commerce
Vancouver, BC,  Canada

Wells Fargo Bank
Denver, Colorado, USA

AUDITORS

PricewaterhouseCoopers LLP
Vancouver, BC,  Canada

TRANSFER AGENT

Computershare Trust Company
of Canada
Toronto, Ontario, Canada
Vancouver, BC, Canada

SHARE CAPITAL

Authorized:  unlimited common shares
Issued and Outstanding: 68,970,066

STOCK EXCHANGE LISTING

Toronto Stock Exchange
Trading Symbol: IUC

The Annual General Meeting will be held at the Corporation's Vancouver office, Suite 2101 - 885 West Georgia Street, Vancouver, BC, Canada on Tuesday, March 23, 2004, at the hour of 10:00 a.m. (Vancouver time).